Exhibit 2

Unaudited Condensed Consolidated Interim Financial Statements of WPP plc for the six months ended 30 June 2019 and 2018 and the year ended 31 December 2018

WPP plc

Unaudited condensed consolidated interim income statement

for the six months ended 30 June 2019 and 2018 and the year ended 31 December 2018

	Notes	Six months ended 30 June 2019 £m	Six months ended 30 June 2018 £m	Year ended 31 December 2018 £m
Revenue	7	7,616.0	7,492.7	15,602.4
Costs of services	4	(6,390.2)	(6,218.7)	(12,663.5)
Gross profit		1,225.8	1,274.0	2,938.9
General and administrative costs	4	(552.8)	(432.1)	(1,507.5)
Operating profit		673.0	841.9	1,431.4
Share of results of associates	5	8.0	9.4	43.5
Profit before interest and taxation		681.0	851.3	1,474.9
Finance and investment income	6	43.6	48.3	104.8
Finance costs	6	(189.2)	(134.2)	(289.3)
Revaluation of financial instruments	6	(57.2)	81.1	172.9
Profit before taxation		478.2	846.5	1,463.3
Taxation	8	(128.8)	(141.0)	(323.9)
Profit for the period		349.4	705.5	1,139.4

Attributable to:
Equity holders of the parent		312.4	672.4	1,062.9
Non-controlling interests		37.0	33.1	76.5
		349.4	705.5	1,139.4

Earnings per share
Basic earnings per ordinary share	10	25.0p	53.8p	85.2p
Diluted earnings per ordinary share	10	24.8p	53.4p	84.3p

Note

The accompanying notes form an integral part of this unaudited condensed consolidated interim income statement.

WPP plc

Unaudited condensed consolidated interim statement of comprehensive income for the six months ended 30 June 2019 and 2018 and the year ended 31 December 2018

	Six months ended 30 June 2019 £m	Six months ended 30 June 2018 £m	Year ended 31 December 2018 £m
Profit for the period	349.4	705.5	1,139.4
Items that may be reclassified subsequently to profit or loss:
Exchange adjustments on foreign currency net investments	87.1	(176.7)	78.9
	87.1	(176.7)	78.9

Items that will not be reclassified subsequently to profit or loss:
Actuarial gain on defined benefit pension plans	—	—	8.9
Deferred tax on defined benefit pension plans	—	—	(0.7)
Movements on equity investments held at fair value through other comprehensive income	(75.7)	(140.5)	(247.9)
	(75.7)	(140.5)	(239.7)
Other comprehensive income/(loss) for the period	11.4	(317.2)	(160.8)
Total comprehensive income for the period	360.8	388.3	978.6

Attributable to:
Equity holders of the parent	320.7	353.8	893.1
Non-controlling interests	40.1	34.5	85.5
	360.8	388.3	978.6

Note

The accompanying notes form an integral part of this unaudited condensed consolidated interim statement of comprehensive income.

WPP plc

Unaudited condensed consolidated interim cash flow statement for the six months ended 30 June 2019 and 2018 and the year ended 31 December 2018

	Notes	Six months ended 30 June 2019 £m	Six months ended 30 June 2018 £m	Year ended 31 December 2018 £m
Net cash (outflow)/inflow from operating activities	11	(126.4)	72.9	1,693.8
Investing activities
Acquisitions	11	(75.9)	(95.0)	(298.8)
Proceeds on disposal of investments and subsidiaries	11	136.7	469.0	849.0
Purchase of property, plant and equipment		(145.9)	(158.0)	(314.8)
Purchase of other intangible assets (including capitalised computer software)		(21.1)	(20.3)	(60.4)
Proceeds on disposal of property, plant and equipment		167.2	14.7	9.5
Net cash inflow from investing activities		61.0	210.4	184.5
Financing activities
Repayment of lease liabilities		(103.8)	—	—
Share option proceeds		0.2	0.7	1.2
Cash consideration for non-controlling interests	11	(9.1)	(79.8)	(109.9)
Share repurchases and buy-backs	11	—	(200.8)	(207.1)
Net (decrease)/increase in borrowings	11	(134.6)	67.0	(440.6)
Financing and share issue costs		(4.4)	(3.1)	(3.8)
Equity dividends paid		—	—	(747.4)
Dividends paid to non-controlling interests in subsidiary undertakings		(58.5)	(65.8)	(106.2)
Net cash outflow from financing activities		(310.2)	(281.8)	(1,613.8)
Net (decrease)/increase in cash and cash equivalents		(375.6)	1.5	264.5
Translation of cash and cash equivalents		11.7	(78.1)	(61.5)
Cash and cash equivalents at beginning of period		2,201.2	1,998.2	1,998.2
Cash and cash equivalents at end of period	11	1,837.3	1,921.6	2,201.2

Note

The accompanying notes form an integral part of this unaudited condensed consolidated interim cash flow statement.

WPP plc

Unaudited condensed consolidated interim balance sheet

as at 30 June 2019 and 2018 and 31 December 2018

	Notes	30 June 2019 £m	30 June 2018 £m	31 December 2018 £m
Non-current assets
Intangible assets:
Goodwill	14	13,252.1	12,950.5	13,202.8
Other	16	1,786.2	1,936.7	1,842.0
Property, plant and equipment		984.4	1,030.8	1,083.0
Right-of-use assets	13	1,825.2	—	—
Interests in associates and joint ventures		739.6	881.1	796.8
Other investments		574.7	949.3	666.7
Deferred tax assets		155.4	169.9	153.0
Trade and other receivables	17	182.7	170.4	180.0
		19,500.3	18,088.7	17,924.3

Current assets
Corporate income tax recoverable		248.1	207.0	198.7
Trade and other receivables	17	13,170.2	12,734.1	13,101.5
Cash and short-term deposits		2,173.2	2,221.0	2,643.2
		15,591.5	15,162.1	15,943.4

Current liabilities
Trade and other payables	18	(14,365.7)	(14,016.6)	(15,038.4)
Corporate income tax payable		(493.9)	(506.1)	(545.9)
Bank overdrafts, bonds and bank loans		(1,134.8)	(319.5)	(1,025.1)
Short-term lease liabilities	13	(388.4)	—	—
		(16,382.8)	(14,842.2)	(16,609.4)
Net current (liabilities)/assets		(791.3)	319.9	(666.0)
Total assets less current liabilities		18,709.0	18,408.6	17,258.3

Non-current liabilities
Bonds and bank loans		(5,309.4)	(6,533.4)	(5,634.8)
Trade and other payables	19	(567.7)	(937.8)	(841.4)
Deferred tax liabilities		(397.7)	(499.4)	(479.5)
Provisions for post-employment benefits		(184.9)	(208.2)	(184.3)
Provisions for liabilities and charges		(255.8)	(236.3)	(311.7)
Long-term lease liabilities	13	(1,957.3)	—	—
		(8,672.8)	(8,415.1)	(7,451.7)
Net assets		10,036.2	9,993.5	9,806.6

Equity
Called-up share capital	20	133.3	133.3	133.3
Share premium account		569.9	569.4	569.7
Other reserves		483.5	141.4	393.5
Own shares		(1,207.4)	(1,284.4)	(1,255.7)
Retained earnings		9,652.4	10,018.8	9,541.4
Equity shareholders’ funds		9,631.7	9,578.5	9,382.2
Non-controlling interests		404.5	415.0	424.4
Total equity		10,036.2	9,993.5	9,806.6

Note

The accompanying notes form an integral part of this unaudited condensed consolidated interim balance sheet.

WPP plc

Unaudited condensed consolidated interim statement of changes in equity for the six months ended 30 June 2019, 31 December 2018, and 30 June 2018

	Called-up share capital £m	Share premium account £m	Other reserves £m	Own shares £m	Retained earnings £m	Total equity shareholders’ funds £m	Non- controlling interests £m	Total £m
Balance at 1 January 2018	133.3	568.5	354.3	(1,171.1)	9,602.3	9,487.3	468.8	9,956.1
Ordinary shares issued	—	0.9	—	—	—	0.9	—	0.9
Treasury share additions	—	—	—	(104.3)	—	(104.3)	—	(104.3)
Treasury share allocations	—	—	—	1.3	(1.3)	—	—	—
Profit for the period	—	—	—	—	672.4	672.4	33.1	705.5
Exchange adjustments on foreign currency net investments	—	—	(178.1)	—	—	(178.1)	1.4	(176.7)
Movements on equity investments held at fair value through other comprehensive income	—	—	—	—	(140.5)	(140.5)	—	(140.5)
Other comprehensive (loss)/income	—	—	(178.1)	—	(140.5)	(318.6)	1.4	(317.2)
Dividends paid	—	—	—	—	—	—	(65.8)	(65.8)
Non-cash share-based incentive plans (including share options)	—	—	—	—	41.6	41.6	—	41.6
Tax adjustments on share-based payments	—	—	—	—	0.3	0.3	—	0.3
Net movement in own shares held by ESOP Trusts	—	—	—	(10.3)	(86.2)	(96.5)	—	(96.5)
Recognition/remeasurement of financial instruments	—	—	(34.8)	—	4.7	(30.1)	—	(30.1)
Acquisition of subsidiaries[1]	—	—	—	—	(74.5)	(74.5)	(22.5)	(97.0)
Balance at 30 June 2018	133.3	569.4	141.4	(1,284.4)	10,018.8	9,578.5	415.0	9,993.5
Ordinary shares issued	—	0.3	—	—	—	0.3	—	0.3
Treasury share allocations	—	—	—	0.2	(0.2)	—	—	—
Profit for the period	—	—	—	—	390.5	390.5	43.4	433.9
Exchange adjustments on foreign currency net investments	—	—	248.0	—	—	248.0	7.6	255.6
Movements on equity investments held at fair value through other comprehensive income	—	—	—	—	(107.4)	(107.4)	—	(107.4)
Actuarial gain on defined benefit pension plans	—	—	—	—	8.9	8.9	—	8.9
Deferred tax on defined benefit pension plans	—	—	—	—	(0.7)	(0.7)	—	(0.7)
Other comprehensive income/(loss)	—	—	248.0	—	(99.2)	148.8	7.6	156.4
Dividends paid	—	—	—	—	(747.4)	(747.4)	(40.4)	(787.8)
Non-cash share-based incentive plans (including share options)	—	—	—	—	43.2	43.2	—	43.2
Tax adjustments on share-based payments	—	—	—	—	(1.5)	(1.5)	—	(1.5)
Net movement in own shares held by ESOP Trusts	—	—	—	28.5	(34.8)	(6.3)	—	(6.3)
Recognition/remeasurement of financial instruments	—	—	4.1	—	5.6	9.7	—	9.7
Acquisition of subsidiaries[1]	—	—	—	—	(33.6)	(33.6)	(1.2)	(34.8)
Balance at 31 December 2018	133.3	569.7	393.5	(1,255.7)	9,541.4	9,382.2	424.4	9,806.6
Accounting policy change (IFRS 16)[2]	—	—	—	—	(128.9)	(128.9)	—	(128.9)
Deferred tax on accounting policy change (IFRS 16)[2]	—	—	—	—	27.8	27.8	—	27.8
Revised balance at 1 January 2019	133.3	569.7	393.5	(1,255.7)	9,440.3	9,281.1	424.4	9,705.5
Ordinary shares issued	—	0.2	—	—	—	0.2	—	0.2
Treasury share allocations	—	—	—	0.8	(0.8)	—	—	—
Profit for the period	—	—	—	—	312.4	312.4	37.0	349.4
Exchange adjustments on foreign currency net investments	—	—	84.0	—	—	84.0	3.1	87.1
Movements on equity investments held at fair value through other comprehensive income	—	—	—	—	(75.7)	(75.7)	—	(75.7)
Other comprehensive income/(loss)	—	—	84.0	—	(75.7)	8.3	3.1	11.4
Dividends paid	—	—	—	—	—	—	(58.5)	(58.5)
Non-cash share-based incentive plans (including share options)	—	—	—	—	32.5	32.5	—	32.5
Tax adjustments on share-based payments	—	—	—	—	1.0	1.0	—	1.0
Net movement in own shares held by ESOP Trusts	—	—	—	47.5	(47.5)	—	—	—
Recognition/remeasurement of financial instruments	—	—	6.0	—	(3.7)	2.3	—	2.3
Acquisition of subsidiaries[1]	—	—	—	—	(6.1)	(6.1)	(1.5)	(7.6)
Balance at 30 June 2019	133.3	569.9	483.5	(1,207.4)	9,652.4	9,631.7	404.5	10,036.2

Notes

The accompanying notes form an integral part of this unaudited condensed consolidated interim statement of changes in equity.

[1]

Acquisition of subsidiaries represent movements in retained earnings and non-controlling interests arising from changes in ownership of existing subsidiaries and recognition of non-controlling interests of new acquisitions.

[2]	The impact of the adoption of IFRS 16 Leases from 1 January 2019 is described in note 2.

Total comprehensive income relating to the period ended 30 June 2019 was £360.8 million (period ended 30 June 2018: £388.3 million, year ended 31 December 2018: £978.6 million).

Notes to the unaudited condensed consolidated interim financial statements

1.	Basis of accounting

The unaudited condensed consolidated interim financial statements are prepared under the historical cost convention, except for the revaluation of certain financial instruments as disclosed in our accounting policies.

2.	Accounting policies

The unaudited condensed consolidated interim financial statements comply with the recognition and measurement criteria of International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), IAS 34: Interim Financial Reporting and with the accounting policies of the Group which were set out on pages F-2 to F-10 of the 2018 Annual Report on Form 20-F. With the exception of the implementation of IFRS 16: Leases, and IFRIC 23: Uncertainty over Income Tax Treatments, which are discussed below, no changes have been made to the Group’s accounting policies in the period ended 30 June 2019.

Impact of the adoption of IFRS 16: Leases

IFRS 16 is effective from 1 January 2019. The standard eliminates the classification of leases as either operating or finance leases and introduces a single accounting model. Lessees are required to recognise a right-of-use asset and related lease liability for their operating leases and show depreciation of leased assets and interest on lease liabilities separately in the income statement. IFRS 16 requires the Group to recognise substantially all of its operating leases on the balance sheet.

The Group adopted IFRS 16 effective 1 January 2019 on a modified retrospective basis and applied the standard retrospectively with the cumulative effect of initially applying the standard recognised at the date of initial application as an adjustment to retained earnings. Accordingly, prior year financial information has not been restated and will continue to be reported under IAS 17: Leases. The right-of-use asset and lease liability have initially been measured at the present value of the remaining lease payments, with the right-of-use asset being subject to certain adjustments. For certain leases the right-of-use asset was measured as if the standard had been applied from the lease commencement date and for others the right-of-use asset was set equal to the lease liability.

When applying IFRS 16, the Group has applied the following practical expedients, on transition date:

•	Reliance on the previous identification of a lease (as provided by IAS 17) for all contracts that existed on the date of initial application;

•	Reliance on previous assessments on whether leases are onerous instead of performing an impairment review;

•	Exclusion of initial direct costs from the measurement of the right-of-use asset at the date of initial application;

•	The accounting for operating leases with a remaining lease term of less than 12 months as at 1 January 2019 as short-term leases; and

•	The use of hindsight, such as in determining the lease term if the contract contains options to extend or terminate the lease.

The right-of-use asset and lease liability recorded on the unaudited condensed consolidated interim balance sheet as of 1 January 2019 were £1,895.1 million and £2,326.2 million, respectively. There was a reduction in other creditors of £233.5 million and property provisions of £68.7 million with regard to amounts related to property leases, including deferred rent and tenant improvement allowances, which are now recognised in the right-of-use asset. These movements resulted in a decrease to retained earnings of £128.9 million and the recognition of a deferred tax asset of £27.8 million on this movement.

Notes to the unaudited condensed consolidated interim financial statements (continued)

2.	Accounting policies (continued)

For the six months ended 30 June 2019, depreciation of the right-of-use asset and recognition of interest on the lease liability in the unaudited condensed consolidated interim income statement replaced amounts recognised as rent expense under IAS 17. The implementation of IFRS 16 on 1 January 2019 resulted in an increase to operating profit of £33.7 million and a decrease to diluted earnings per share of 0.8p.

The following table reconciles the opening balance for the lease liabilities as at 1 January 2019 based upon the operating lease obligations as at 31 December 2018:

£m
Operating lease commitments at 31 December 2018	3,628.2
Short-term leases not included in lease liabilities	(73.8)
Extension options reasonably certain to be exercised	115.1
Signed leases not yet commenced	(598.1)
Gross lease liabilities at 1 January 2019	3,071.4
Effect of discounting	(745.2)
Lease liabilities at 1 January 2019	2,326.2

The weighted average discount rate was 5.4% at 1 January 2019.

IFRS 16 – Leases Policy

The Group leases most of its offices in cities where it operates. Other lease contracts include office equipment and motor vehicles.

At inception of a contract, the Group assesses whether a contract is, or contains, a lease based on whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

The Group recognises a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured based on the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred, less any lease incentives received. The assets are depreciated over the term of the lease using the straight-line method. The lease term includes periods covered by an option to extend if the Group is reasonably certain to exercise that option. Right-of-use assets are reviewed for indicators of impairment.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate for the same term as the underlying lease. Lease payments included in the measurement of lease liabilities comprise fixed payments less any lease incentives receivable and variable lease payments that depend on an index or a rate as at the commencement date. Lease modifications result in remeasurement of the lease liability.

Depreciation is recognised in both costs of services and general and administrative costs and interest expense is recognised under finance costs in the unaudited condensed consolidated interim income statement.

Notes to the unaudited condensed consolidated interim financial statements (continued)

2.	Accounting policies (continued)

The Group has elected to use the exemption not to recognise right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low-value assets. The payments associated with these leases are recognised as costs of services and general and administrative costs on a straight-line basis over the lease term.

Impact of the adoption of IFRIC 23: Uncertainty over Income Tax Treatments

IFRIC 23 clarifies the accounting for uncertainties in income tax and is effective from 1 January 2019. There has been no impact to our financial statements as a result of the adoption of IFRIC 23.

The unaudited condensed consolidated interim financial statements were approved by the board of directors and authorized for issue on 4 September 2019.

3.	Currency conversion

The presentation currency of the Group is pounds sterling and the unaudited condensed consolidated interim financial statements have been prepared on this basis. The 2019 unaudited condensed consolidated interim income statement is prepared using, among other currencies, average exchange rates of US$1.2938 to the pound (period ended 30 June 2018: US$1.3763; year ended 31 December 2018: US$1.3351) and €1.1453 to the pound (period ended 30 June 2018: €1.1366; year ended 31 December 2018: €1.1303). The unaudited condensed consolidated interim balance sheet as at 30 June 2019 has been prepared using the exchange rates on that day of US$1.2695 to the pound (30 June 2018: US$1.3194; 31 December 2018: US$1.2746) and €1.1175 to the pound (30 June 2018: €1.1299; 31 December 2018: €1.1130).

4.	Costs of services and general and administrative costs

	Six months ended 30 June 2019	Six months ended 30 June 2018	Year ended 31 December 2018
	£m	£m	£m
Costs of services	6,390.2	6,218.7	12,663.5
General and administrative costs	552.8	432.1	1,507.5
	6,943.0	6,650.8	14,171.0

Costs of services and general and administrative costs include:

	Six months ended 30 June 2019	Six months ended 30 June 2018	Year ended 31 December 2018
	£m	£m	£m
Staff costs	4,132.7	4,032.6	8,172.6
Establishment costs	380.7	433.7	871.7
Media pass-through costs	818.8	740.9	1,458.0
Data collection pass-through costs	297.4	286.6	609.2
Other costs of services and general and administrative costs[1]	1,313.4	1,157.0	3,059.5
	6,943.0	6,650.8	14,171.0

Note

[1]

Other costs of services and general and administrative costs include £350.9 million (period ended 30 June 2018: £316.3 million; year ended 31 December 2018: £708.6 million) of other pass-through costs.

Notes to the unaudited condensed consolidated interim financial statements (continued)

4.	Costs of services and general and administrative costs (continued)

Staff costs include:

	Six months ended 30 June 2019	Six months ended 30 June 2018	Year ended 31 December 2018
	£m	£m	£m
Wages and salaries	2,890.2	2,805.4	5,710.0
Cash-based incentive plans	77.2	74.1	240.7
Share-based incentive plans	32.5	41.6	84.8
Social security costs	376.2	367.7	717.5
Pension costs	98.5	93.1	191.2
Severance	17.9	16.8	37.5
Other staff costs	640.2	633.9	1,190.9
	4,132.7	4,032.6	8,172.6

Other costs of services and general and administrative costs include:

	Six months ended 30 June 2019	Six months ended 30 June 2018	Year ended 31 December 2018
	£m	£m	£m
Amortisation and impairment of acquired intangible assets	66.9	84.0	280.0
Goodwill impairment	—	—	183.9
Gains on disposal of investments and subsidiaries	(40.6)	(189.9)	(235.5)
Gains on remeasurement of equity interests arising from a change in scope of ownership	(0.4)	(0.1)	(2.0)
Investment write-downs	—	1.5	2.0
Restructuring and transformation costs	55.4	45.5	302.3
Litigation settlement	(16.8)	—	—
Gain on sale of freehold property in New York	(7.9)	—	—
Depreciation of property, plant and equipment	106.2	109.2	225.1
Amortisation of other intangible assets	18.3	18.3	38.7
Depreciation of right-of-use assets	168.4	—	—
Short-term lease expense	56.9	—	—
Low-value lease expense	1.7	—	—

Gains on disposal of investments and subsidiaries in the period ended 30 June 2019 of £40.6 million include a gain of £28.6 million on the disposal of the Group’s interest in Chime. Gains on disposal of investments and subsidiaries in 2018 included a gain of £185.3 million on the disposal of the Group’s interest in Globant S.A.

In the period ended 30 June 2019, restructuring and transformation costs of £55.4 million comprise £48.2 million of restructuring costs and £7.2 million transformation costs in relation to the continuing global IT transformation programme. Restructuring costs of £48.2 million primarily comprise £36.1 million of costs in relation to the continuing restructuring plan, first outlined on the Investor Day in December 2018. As part of that plan, restructuring actions have been taken to right-size underperforming businesses, address high cost severance markets and simplify operational structures. Further restructuring and transformation costs will be incurred in the second half of 2019, 2020, and 2021. In the period ended 30 June 2018, restructuring costs of £45.5 million predominantly comprised severance costs arising from a structural reassessment of certain of the Group’s operations.

Notes to the unaudited condensed consolidated interim financial statements (continued)

4.	Costs of services and general and administrative costs (continued)

In the year ended 31 December 2018, restructuring and transformation costs of £302.3 million comprise £210.3 million of restructuring costs and £92.0 million transformation costs with respect to strategic initiatives including co-locations in major cities, IT transformation and shared services. In the fourth quarter of 2018, £234.0 million of restructuring and transformation costs were incurred in relation to the strategic review of the Group’s operations, as outlined in the Investor Day on 11 December 2018. The remaining £68.3 million primarily relates to restructuring costs recorded in the first half of 2018 and transformation costs in relation to the continuing global IT transformation programme.

In the period ended 30 June 2019, the Group received £16.8 million in settlement of a class action lawsuit against comScore Inc. for providing materially false and misleading information regarding their company and its financial performance.

In March 2019, the Group entered into a sale and leaseback agreement for its office space at 3 Columbus Circle in New York. The Group sold the freehold for proceeds of £159.0 million and simultaneously entered into a 15 year lease. The net gain recognised from the sale and leaseback is £7.9 million.

In the year ended 31 December 2018, amortisation and impairment of acquired intangibles included an impairment charge in the year of £126.1 million, comprising £58.6 million in regard to certain brand names that are no longer in use and £67.5 million in regard to customer relationships where the underlying clients have been lost.

In the year ended 31 December 2018, the goodwill impairment charge of £183.9 million primarily related to a charge of £148.0 million in respect of VMLY&R, with the remaining £35.9 million relating to a number of under-performing businesses in the Group. In certain markets, the impact of current, local economic conditions and trading circumstances on these businesses is sufficiently severe to indicate impairment to the carrying value of goodwill.

5.	Share of results of associates

Share of results of associates include:

	Six months ended 30 June 2019	Six months ended 30 June 2018	Year ended 31 December 2018
	£m	£m	£m
Share of profit before interest and taxation	32.3	52.8	123.8
Share of exceptional losses	(13.3)	(28.4)	(41.7)
Share of interest and non-controlling interests	(6.3)	(3.2)	(9.7)
Share of taxation	(4.7)	(11.8)	(28.9)
	8.0	9.4	43.5

Notes to the unaudited condensed consolidated interim financial statements (continued)

6.	Finance and investment income, finance costs and revaluation of financial instruments

Finance and investment income includes:

	Six months ended 30 June 2019	Six months ended 30 June 2018	Year ended 31 December 2018
	£m	£m	£m
Income from equity investments	9.3	10.3	15.4
Interest income	34.3	38.0	89.4
	43.6	48.3	104.8

Finance costs include:

	Six months ended 30 June 2019	Six months ended 30 June 2018	Year ended 31 December 2018
	£m	£m	£m
Net interest expense on pension plans	2.1	2.2	4.4
Interest on other long-term employee benefits	1.9	1.9	4.0
Interest payable and similar charges	133.5	130.1	280.9
Interest expense related to lease liabilities	51.7	—	—
	189.2	134.2	289.3

Revaluation of financial instruments include:

	Six months ended 30 June 2019	Six months ended 30 June 2018	Year ended 31 December 2018
	£m	£m	£m
Movements in fair value of treasury instruments	(24.9)	3.6	(12.4)
Revaluation of investments held at fair value through profit or loss	1.5	26.5	68.2
Revaluation of put options over non-controlling interests	(25.4)	21.3	34.5
Revaluation of payments due to vendors (earnout agreements)	(8.4)	29.7	82.6
	(57.2)	81.1	172.9

Notes to the unaudited condensed consolidated interim financial statements (continued)

7.	Segmental analysis

Recent restructuring actions, including the mergers of VMLY&R and Wunderman Thompson, the One Ogilvy strategy and the reorganisation of our specialist healthcare agencies, mean that certain units have been reclassified between the previously reported sectors. In order to take account of these changes, the internal reporting of the Group used by the Chief Executive Officer (the Chief Operating Decision Maker) to review performance and allocate resources has also changed. The Group has therefore reassessed its segment information under IFRS 8: Operating Segments. In assessing the Group’s reportable segments, the Directors have considered the similar economic characteristics of certain operating segments, their shared client base and the similar nature of their products or services, amongst other factors. As a result, the Group’s reportable segments have changed, and comparatives have been restated as follows:

	Six months ended 30 June 2019	Restated Six months ended 30 June 2018	Restated Year ended 31 December 2018
	£m	£m	£m

Revenue
Global Integrated Agencies[1]	4,873.6	4,755.5	9,930.7
Data Investment Management[2]	1,247.5	1,225.8	2,560.9
Public Relations[3]	471.5	454.0	931.7
Specialist Agencies[4]	1,023.4	1,057.4	2,179.1
	7,616.0	7,492.7	15,602.4

Revenue less pass-through costs[5]
Global Integrated Agencies[1]	3,858.1	3,844.2	8,070.8
Data Investment Management[2]	949.2	940.1	1,953.3
Public Relations[3]	442.2	430.0	879.9
Specialist Agencies[4]	899.4	934.6	1,922.6

Headline operating profit[6]
Global Integrated Agencies[1]	471.2	484.8	1,239.5
Data Investment Management[2]	101.2	110.4	296.3
Public Relations[3]	69.6	69.0	140.6
Specialist Agencies[4]	87.6	118.7	285.7
	729.6	782.9	1,962.1

Headline operating profit margin[7]	%	%	%
Global Integrated Agencies[1]	12.2	12.6	15.4
Data Investment Management[2]	10.7	11.7	15.2
Public Relations[3]	15.7	16.0	16.0
Specialist Agencies[4]	9.7	12.7	14.9

Notes

[1]	Global Integrated Agencies includes all of Grey, GroupM, Hogarth, Ogilvy, VMLY&R & Wunderman Thompson.
[2]	Data Investment Management represents Kantar, which has been classified as a disposal group subsequent to the period ended 30 June 2019.
[3]	Public Relations represents the Group’s specialists in this area and remains as previously reported but excludes Ogilvy PR which now sits within Global Integrated Agencies as part of Ogilvy.
[4]	Specialist Agencies represent the Group’s other agencies that specialise in certain areas, whether by region or range of services.
[5]

Revenue less pass-through costs is revenue less media, data collection and other pass-through costs. Pass-through costs comprise fees paid to external suppliers where they are engaged to perform part or all of a specific project and are charged directly to clients, predominantly media and data collection costs. See note 4 for more details of the pass-through costs.

[6]	A reconciliation from operating profit to headline operating profit is provided in note 22.
[7]	Headline operating profit margin is calculated as headline operating profit (defined above) as a percentage of revenue less pass-through costs.

Notes to the unaudited condensed consolidated interim financial statements (continued)

7.	Segmental analysis (continued)

Reported contributions by geographical area were as follows:

	Six months ended 30 June 2019	Six months ended 30 June 2018	Year ended 31 December 2018
	£m	£m	£m

Revenue
North America[1]	2,592.3	2,598.1	5,371.0
United Kingdom	1,103.8	1,091.5	2,189.4
Western Continental Europe	1,625.0	1,609.9	3,335.3
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	2,294.9	2,193.2	4,706.7
	7,616.0	7,492.7	15,602.4

Revenue less pass-through costs[2]
North America[1]	2,156.6	2,155.2	4,474.2
United Kingdom	831.2	832.9	1,691.3
Western Continental Europe	1,305.9	1,319.2	2,735.4
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	1,855.2	1,841.6	3,925.7

Headline operating profit[3]
North America[1]	301.1	341.6	788.7
United Kingdom	106.7	107.3	236.8
Western Continental Europe	118.6	122.1	346.9
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	203.2	211.9	589.7
	729.6	782.9	1,962.1

Headline operating profit margin[4]	%	%	%
North America	14.0	15.9	17.6
United Kingdom	12.8	12.9	14.0
Western Continental Europe	9.1	9.3	12.7
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	11.0	11.5	15.0

Notes

[1]

North America includes the US with revenue of £2,452.5 million (period ended 30 June 2018: £2,454.1 million; year ended 31 December 2018: £5,074.1 million), revenue less pass-through costs of £2,041.3 million (period ended 30 June 2018: £2,038.6 million; year ended 31 December 2018: £4,236.7 million) and headline operating profit of £283.5 million (period ended 30 June 2018: £323.1 million; year ended 31 December 2018: £747.8 million).

[2]

Revenue less pass-through costs is revenue less media, data collection and other pass-through costs. Pass-through costs comprise fees paid to external suppliers where they are engaged to perform part or all of a specific project and are charged directly to clients, predominantly media and data collection costs. See note 4 for more details of the pass-through costs.

[3]	A reconciliation from operating profit to headline operating profit is provided in note 22.
[4]	Headline operating profit margin is calculated as headline operating profit (defined above) as a percentage of revenue less pass-through costs.

Notes to the unaudited condensed consolidated interim financial statements (continued)

8.	Taxation

The tax rate on profit before tax increased by 10.2% to 26.9% (30 June 2018: 16.7%; 31 December 2018: 22.1%), largely because the first half of 2018 included gains on disposal of investments and subsidiaries which were not taxable.

The tax charge may be affected by the Group’s geographic mix of profits, the changing international tax environment, the impact of acquisitions, disposals and other corporate restructurings, the resolution of open tax issues, and the ability to use brought forward tax losses. Changes in local or international tax rules, or challenges by tax or competition authorities, for example, the European Commission’s state aid investigation into Group Financing Exemption in the UK CFC rules, may expose us to additional tax liabilities or impact the carrying value of our deferred tax assets, which could affect the future tax charge.

The tax charge comprises:

	Six months ended 30 June 2019	Six months ended 30 June 2018	Year ended 31 December 2018
	£m	£m	£m
Corporation tax
Current year	213.0	172.7	481.9
Prior years	(22.7)	(10.9)	(111.8)
	190.3	161.8	370.1
Deferred tax
Current year	(44.1)	(16.3)	(49.0)
Prior years	(17.4)	(4.5)	2.8
	(61.5)	(20.8)	(46.2)
Tax charge	128.8	141.0	323.9

9.	Ordinary dividends

The Board has recommended an interim dividend of 22.7p (2018: 22.7p) per ordinary share. This is expected to be paid on 4 November 2019 to shareholders on the register at 4 October 2019. The Board recommended a final dividend of 37.3p per ordinary share in respect of 2018. This was paid on 8 July 2019.

10.	Earnings per share

Basic EPS

The calculation of basic EPS is as follows:

	Six months ended 30 June 2019	Six months ended 30 June 2018	Year ended 31 December 2018
Earnings[1] (£ million)	312.4	672.4	1,062.9
Weighted average shares used in basic EPS calculation (million)	1,249.1	1,250.5	1,247.8
EPS	25.0p	53.8p	85.2p

Note

[1]	Earnings is equivalent to profit for the period attributable to equity holders of the parent.

Notes to the unaudited condensed consolidated interim financial statements (continued)

10.	Earnings per share (continued)

Diluted EPS

The calculation of diluted EPS is as follows:

	Six months ended 30 June 2019	Six months ended 30 June 2018	Year ended 31 December 2018
Diluted earnings (£ million)	312.4	672.4	1,062.9
Weighted average shares used in diluted EPS calculation (million)	1,257.3	1,259.4	1,261.2
Diluted EPS	24.8p	53.4p	84.3p

A reconciliation between the shares used in calculating basic and diluted EPS is as follows:

	Six months ended 30 June 2019	Six months ended 30 June 2018	Year ended 31 December 2018
	m	m	m
Weighted average shares used in basic EPS calculation	1,249.1	1,250.5	1,247.8
Dilutive share options outstanding	0.1	0.5	1.6
Other potentially issuable shares	8.1	8.4	11.8
Weighted average shares used in diluted EPS calculation	1,257.3	1,259.4	1,261.2

At 30 June 2019 there were 1,332,703,852 ordinary shares in issue, including treasury shares of 70,799,200.

Notes to the unaudited condensed consolidated interim financial statements (continued)

11.	Analysis of cash flows

The following tables analyse the items included within the main cash flow headings on page 3:

Net cash flow from operating activities:

	Six months ended 30 June 2019	Six months ended 30 June 2018	Year ended 31 December 2018
	£m	£m	£m
Profit for the period	349.4	705.5	1,139.4
Taxation	128.8	141.0	323.9
Revaluation of financial instruments	57.2	(81.1)	(172.9)
Finance costs	189.2	134.2	289.3
Finance and investment income	(43.6)	(48.3)	(104.8)
Share of results of associates	(8.0)	(9.4)	(43.5)
Non-cash share-based incentive plans (including share options)	32.5	41.6	84.8
Depreciation of property, plant and equipment	106.2	109.2	225.1
Depreciation of right-of-use assets	168.4	—	—
Goodwill impairment	—	—	183.9
Amortisation and impairment of acquired intangible assets	66.9	84.0	280.0
Amortisation of other intangible assets	18.3	18.3	38.7
Investment write-downs	—	1.5	2.0
Gains on disposal of investments and subsidiaries	(40.6)	(189.9)	(235.5)
Gains on remeasurement of equity interests arising from a change in scope of ownership	(0.4)	(0.1)	(2.0)
Gain on sale of freehold property in New York	(7.9)	—	—
(Gains)/losses on sale of property, plant and equipment	(0.6)	(0.3)	0.6
Movements in trade working capital[1,2]	(296.7)	(192.0)	202.0
Movements in other receivables, payables and provisions[1]	(482.5)	(363.5)	(36.3)
Corporation and overseas tax paid	(261.0)	(251.3)	(383.6)
Interest and similar charges paid	(110.8)	(89.8)	(252.8)
Interest paid on lease liabilities	(51.7)	—	—
Interest received	35.8	39.6	90.4
Investment income	9.3	10.3	15.4
Dividends received from associates	15.4	13.4	49.7
Net cash (outflow)/inflow from operating activities	(126.4)	72.9	1,693.8

Notes

[1]

The Group typically experiences an outflow of working capital in the first half of the financial year and an inflow in the second half. This is primarily due to the seasonal nature of working capital flows associated with its media buying activities on behalf of clients.

[2]	Trade working capital represents trade receivables, work in progress, accrued income, trade payables, and deferred income.

Notes to the unaudited condensed consolidated interim financial statements (continued)

11.	Analysis of cash flows (continued)

Acquisitions and disposals:

	Six months ended 30 June 2019	Six months ended 30 June 2018	Year ended 31 December 2018
	£m	£m	£m
Initial cash consideration	(6.4)	(18.9)	(126.7)
Cash and cash equivalents acquired (net)[1]	(3.0)	(4.1)	(3.8)
Earnout payments	(57.9)	(38.0)	(120.2)
Purchase of other investments (including associates)	(8.6)	(34.0)	(48.1)
Acquisitions	(75.9)	(95.0)	(298.8)
Proceeds on disposal of investments and subsidiaries[2]	136.7	469.0	849.0
Acquisitions and disposals	60.8	374.0	550.2
Cash consideration for non-controlling interests	(9.1)	(79.8)	(109.9)
Net acquisition payments and disposal proceeds	51.7	294.2	440.3

Notes

[1]

Cash and cash equivalents acquired comprises £nil from acquisitions offset by £3.0 million from disposals (period ended 30 June 2018: overdrafts of £3.9 million from acquisitions and £0.2 million from disposals; year ended 31 December 2018: £11.3 million from acquisitions offset by £15.1 million from disposals).

[2]	Proceeds on disposal of investments and subsidiaries includes return of capital from investments in associates.

Share repurchases and buy-backs:

	Six months ended 30 June 2019	Six months ended 30 June 2018	Year ended 31 December 2018
	£m	£m	£m
Purchase of own shares by ESOP Trusts	—	(96.5)	(102.8)
Shares purchased into treasury	—	(104.3)	(104.3)
	—	(200.8)	(207.1)

Net (decrease)/increase in borrowings:

	Six months ended 30 June 2019	Six months ended 30 June 2018	Year ended 31 December 2018
	£m	£m	£m
Net increase/(decrease) in drawings on bank loans	376.5	(349.0)	(819.3)
Proceeds from issue of €250 million bonds	—	218.8	218.8
Proceeds from issue of €500 million bonds	—	438.0	438.0
Repayment of £200 million bonds	(199.5)	—	—
Partial repayment of $450 million bonds	(176.2)	—	—
Partial repayment of $272 million bonds	(135.4)	—	—
Partial repayment of $300 million bonds	—	(20.8)	(20.8)
Repayment of €252 million bonds	—	(220.0)	(220.0)
Partial repayment of $500 million bonds	—	—	(37.3)
	(134.6)	67.0	(440.6)

Notes to the unaudited condensed consolidated interim financial statements (continued)

11.	Analysis of cash flows (continued)

Cash and cash equivalents:

	Six months ended 30 June 2019	Six months ended 30 June 2018	Year ended 31 December 2018
	£m	£m	£m
Cash at bank and in hand	1,814.7	2,111.3	2,010.8
Short-term bank deposits	358.5	109.7	632.4
Overdrafts[1]	(335.9)	(299.4)	(442.0)
	1,837.3	1,921.6	2,201.2

Note

[1]	Bank overdrafts are included in cash and cash equivalents because they form an integral part of the Group’s cash management.

12.	Debt financing

The Group estimates that the fair value of corporate bonds is £5,783.4 million at 30 June 2019 (30 June 2018: £6,035.1 million; 31 December 2018: £5,965.7 million). The carrying value of corporate bonds is £5,535.2 million at 30 June 2019 (30 June 2018: £5,959.5 million; 31 December 2018: £6,051.6 million). The Group considers that the carrying amount of bank loans at 30 June 2019 of £580.1 million (30 June 2018: £624.6 million; 31 December 2018: £186.8 million) approximates their fair value.

The following table is an analysis of future anticipated cash flows in relation to the Group’s debt, on an undiscounted basis which, therefore, differs from the carrying value:

	30 June 2019	30 June 2018	31 December 2018
	£m	£m	£m
Within one year	(936.6)	(175.7)	(748.4)
Between one and two years	(327.7)	(925.6)	(596.8)
Between two and three years	(990.0)	(594.8)	(937.1)
Between three and four years	(496.1)	(1,351.2)	(742.5)
Between four and five years	(1,114.7)	(496.7)	(786.8)
Over five years	(3,500.3)	(4,912.9)	(4,199.7)
Debt financing (including interest) under the Revolving Credit Facility and in relation to unsecured loan notes	(7,365.4)	(8,456.9)	(8,011.3)
Short-term overdrafts – within one year	(335.9)	(299.4)	(442.0)
Future anticipated cash flows	(7,701.3)	(8,756.3)	(8,453.3)
Effect of discounting/financing rates	1,257.1	1,903.4	1,793.4
Debt financing	(6,444.2)	(6,852.9)	(6,659.9)

Notes to the unaudited condensed consolidated interim financial statements (continued)

13.	Leases

The movements in the six months ended 30 June 2019 were as follows:

Right-of-use assets:

	Land and buildings	Plant and machinery	Total
	£m	£m	£m
1 January 2019	1,862.5	32.6	1,895.1
Additions	109.6	9.4	119.0
Disposals	(20.3)	(0.2)	(20.5)
Depreciation of right-of-use assets	(158.5)	(9.9)	(168.4)
30 June 2019	1,793.3	31.9	1,825.2

Lease liabilities:

	Land and buildings	Plant and machinery	Total
	£m	£m	£m
1 January 2019	2,294.4	31.8	2,326.2
Additions	136.7	7.9	144.6
Interest expense related to lease liabilities	51.1	0.6	51.7
Disposals	(21.0)	(0.3)	(21.3)
Repayment of lease liabilities (including interest)	(148.4)	(7.1)	(155.5)
30 June 2019	2,312.8	32.9	2,345.7

The following table shows the breakdown of the lease expense between amounts charged to operating profit and amounts charged to finance costs:

Six months ended 30 June 2019
£m
Depreciation of right-of-use assets
Land and buildings	(158.5)
Plant and machinery	(9.9)
Short-term lease expense	(56.9)
Low-value lease expense	(1.7)
Variable lease expense	(41.2)
Sublease income	9.9
Charge to operating profit	(258.3)
Interest expense related to lease liabilities	(51.7)
Charge to profit before taxation for leases	(310.0)

Notes to the unaudited condensed consolidated interim financial statements (continued)

13.	Leases (continued)

The maturity of lease liabilities at 30 June 2019 were as follows:

30 June 2019
£m
Period ending 31 December
2019	217.1
2020	414.3
2021	357.9
2022	313.0
2023	267.1
2024	217.2
Later years	1,452.9
3,239.5
Effect of discounting	(893.8)
Lease liability at 30 June 2019	2,345.7
Short-term lease liability	388.4
Long-term lease liability	1,957.3

The Group does not face a significant liquidity risk with regard to its lease liabilities. Refer to note 23 for management of liquidity risk.

14.	Goodwill, acquisitions and disposals

Goodwill in relation to subsidiary undertakings increased by £49.3 million (30 June 2018 decreased by: £2.4 million) in the period. This movement includes the effect of currency translation, goodwill arising on acquisitions completed in the period and adjustments to goodwill relating to acquisitions completed in prior years.

The contribution to revenue and operating profit of acquisitions completed in the period was not material. There were no material acquisitions completed during the period or between 30 June 2019 and the date the interim financial statements were approved.

15.	Post balance sheet events: Kantar disposal

As announced in the Group’s Third Quarter Trading Update on 25 October 2018, the Group has been exploring strategic options associated with the Kantar business. On 12 July 2019, the Group announced the proposed sale of Kantar to Bain Capital. The disposal will involve the Group selling 60% of Kantar and retaining a 40% equity stake and was approved by the Board on 9 July 2019. This transaction is expected to complete in early 2020 with consideration after tax expected to be approximately $3.1 billion after tax and disposal costs.

Under IFRS 5: Non-current Assets Held for Sale and Discontinued Operations, where certain conditions are met, an asset or disposal group that has been put up for sale should be recognised as ‘held for sale’. An entity should classify a disposal group as held for sale if the carrying amount will be recovered principally through a sale transaction rather than through continuing use. For this to be the case, the disposal group must be available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets and its sale must be highly probable.

The criterion of highly probable was met on 9 July 2019, following Board approval of the disposal of Kantar to Bain Capital, representing the date at which the appropriate level of management was committed to a plan to sell the disposal group. The Kantar disposal group therefore became held for sale on this date. This classifies as a critical accounting judgement under IAS 1: Presentation of Financial Statements at 30 June 2019. In future financial statements it will be disclosed as a discontinued operation.

Notes to the unaudited condensed consolidated interim financial statements (continued)

16.	Other intangible assets

The following are included in other intangibles:

	30 June 2019	30 June 2018	31 December 2018
	£m	£m	£m
Brands with an indefinite useful life	1,141.2	1,086.7	1,132.8
Acquired intangibles	530.4	747.5	594.8
Other (including capitalised computer software)	114.6	102.5	114.4
	1,786.2	1,936.7	1,842.0

17.	Trade and other receivables

Amounts falling due within one year:

	30 June 2019	30 June 2018	31 December 2018
	£m	£m	£m
Trade receivables	7,713.8	7,422.6	8,062.2
Work in progress	419.5	405.8	366.5
VAT and sales taxes recoverable	270.6	245.5	264.2
Prepayments	391.0	420.4	287.3
Accrued income	3,731.1	3,672.4	3,541.2
Fair value of derivatives	10.0	2.1	1.3
Other debtors	634.2	565.3	578.8
	13,170.2	12,734.1	13,101.5

Amounts falling due after more than one year:

	30 June 2019	30 June 2018	31 December 2018
	£m	£m	£m
Prepayments	2.8	4.2	3.0
Accrued income	22.8	21.8	16.5
Fair value of derivatives	6.3	—	8.4
Other debtors	150.8	144.4	152.1
	182.7	170.4	180.0

The Group has applied the practical expedient permitted by IFRS 15 to not disclose the transaction price allocated to performance obligations unsatisfied (or partially unsatisfied) as of the end of the reporting period as contracts typically have an original expected duration of a year or less.

A bad debt expense of £14.0 million (period ended 30 June 2018: £21.8 million; year ended 31 December 2018: £55.1 million) was recognised on the Group’s trade receivables in the period.

The Group considers that the carrying amount of trade and other receivables approximates their fair value.

Notes to the unaudited condensed consolidated interim financial statements (continued)

18.	Trade and other payables: amounts falling due within one year

	30 June 2019	30 June 2018	31 December 2018
	£m	£m	£m
Trade payables	9,945.7	9,611.7	10,524.3
Deferred income	1,377.3	1,284.5	1,253.6
Payments due to vendors (earnout agreements)	167.6	193.7	148.2
Liabilities in respect of put option agreements with vendors	41.4	50.0	36.8
Fair value of derivatives	4.0	2.2	2.6
Other creditors and accruals	2,829.7	2,874.5	3,072.9
	14,365.7	14,016.6	15,038.4

The Group considers that the carrying amount of trade and other payables approximates their fair value.

19.	Trade and other payables: amounts falling due after more than one year

	30 June 2019	30 June 2018	31 December 2018
	£m	£m	£m
Payments due to vendors (earnout agreements)	203.9	349.2	266.5
Liabilities in respect of put option agreements with vendors	223.0	211.2	205.2
Fair value of derivatives	—	30.4	14.2
Other creditors and accruals	140.8	347.0	355.5
	567.7	937.8	841.4

The Group considers that the carrying amount of trade and other payables approximates their fair value.

The following table sets out payments due to vendors, comprising contingent consideration and the Directors’ best estimates of future earnout-related obligations:

	30 June 2019	30 June 2018	31 December 2018
	£m	£m	£m
Within one year	167.6	193.7	148.2
Between 1 and 2 years	90.0	131.4	140.2
Between 2 and 3 years	44.1	96.5	38.5
Between 3 and 4 years	36.9	61.3	50.3
Between 4 and 5 years	22.4	49.9	20.4
Over 5 years	10.5	10.1	17.1
	371.5	542.9	414.7

The Group’s approach to payments due to vendors is outlined in note 24.

Notes to the unaudited condensed consolidated interim financial statements (continued)

19.	Trade and other payables: amounts falling due after more than one year (continued)

The following table sets out the movements in contingent consideration during the period:

	Six months ended 30 June 2019	Six months ended 30 June 2018	Year ended 31 December 2018
	£m	£m	£m
At the beginning of the period	414.7	630.7	630.7
Earnouts paid	(57.9)	(38.0)	(120.2)
New acquisitions	3.9	11.9	48.6
Revision of estimates taken to goodwill	1.1	(26.3)	(68.3)
Revaluation of payments due to vendors (note 6)	8.4	(29.7)	(82.6)
Exchange adjustments	1.3	(5.7)	6.5
At the end of the period	371.5	542.9	414.7

The Group does not consider there to be any material contingent liabilities at 30 June 2019.

20.	Issued share capital

	Six months ended 30 June 2019	Six months ended 30 June 2018	Year ended 31 December 2018
Number of equity ordinary shares	m	m	m
At the beginning of the period	1,332.7	1,332.5	1,332.5
Exercise of share options	—	0.1	0.2
At the end of the period	1,332.7	1,332.6	1,332.7

21.	Related party transactions

From time to time the Group enters into transactions with its associate undertakings. These transactions were not material for any of the periods presented.

22.	Reconciliation of operating profit[1] to headline operating profit

	Six months ended 30 June 2019	Six months ended 30 June 2018	Year ended 31 December 2018
	£m	£m	£m
Operating profit	673.0	841.9	1,431.4
Amortisation and impairment of acquired intangible assets	66.9	84.0	280.0
Goodwill impairment	—	—	183.9
Gains on disposal of investments and subsidiaries	(40.6)	(189.9)	(235.5)
Gains on remeasurement of equity interests arising from a change in scope of ownership	(0.4)	(0.1)	(2.0)
Investment write-downs	—	1.5	2.0
Litigation settlement	(16.8)	—	—
Gain on sale of freehold property in New York	(7.9)	—	—
Restructuring and transformation costs	55.4	45.5	302.3
Headline operating profit	729.6	782.9	1,962.1

Note:

[1]	A reconciliation of operating profit to profit before taxation is provided in the unaudited condensed consolidated interim income statement.

Notes to the unaudited condensed consolidated interim financial statements (continued)

23.	Going concern and risk management policies

In considering going concern and liquidity risk, the Directors have reviewed the Group’s future cash requirements and earnings projections. The Directors believe these forecasts have been prepared on a prudent basis and have also considered the impact of a range of potential changes to trading performance. The Directors have concluded that the Group should be able to operate within its current facilities and comply with its banking covenants for the foreseeable future and therefore believe it is appropriate to prepare the financial statements of the Group on a going concern basis.

At 30 June 2019, the Group has access to £7.8 billion of committed facilities with maturity dates spread over the years 2019 to 2046 as illustrated below:

	Maturity by year
		2019	2020	2021	2022	2023+
	£m	£m	£m	£m	£m	£m
£ bonds £400m (2.875% ’46)	400.0					400.0
US bond $220m (5.625% ’43)	173.2					173.2
US bond $93m (5.125% ’42)	73.1					73.1
Eurobonds €600m (1.625% ’30)	536.9					536.9
Eurobonds €750m (2.25% ’26)	671.1					671.1
Eurobonds €500m (1.375% ’25)	447.4					447.4
US bond $750m (3.75% ’24)	590.8					590.8
Bank revolver ($2,500m ‘24)	1,969.3					1,969.3
Eurobonds €750m (3.0% ’23)	671.1					671.1
US bond $500m (3.625% ’22)	393.9				393.9
Eurobonds €250m (3m EURIBOR + 0.45% ’22)	223.7				223.7
US bond $812m (4.75% ’21)	639.9			639.9
Bank revolver (A$150m ’20, A$370m ‘21)	287.2		82.8	204.4
Eurobonds €250m (3m EURIBOR + 0.32% ’20)	223.7		223.7
Eurobonds €600m (0.75% ’19)	536.9	536.9
Total committed facilities available	7,838.2	536.9	306.5	844.3	617.6	5,532.9
Drawn down facilities at 30 June 2019	6,152.4	536.9	253.0	823.2	617.6	3,921.7
Undrawn committed credit facilities	1,685.8

Given the strong cash generation of the business, its debt maturity profile and available facilities, the Directors believe the Group has sufficient liquidity to match its requirements for the foreseeable future.

Proceeds from the proposed sale of Kantar of $3.1 billion are expected in early 2020. WPP intends to retain approximately 60% of net proceeds to reduce its leverage. The balance of net proceeds will be returned to shareholders.

Treasury management

The Group’s treasury activities are principally concerned with monitoring of working capital, managing external and internal funding requirements and monitoring and managing financial market risks, in particular risks from movements in interest and foreign exchange rates.

Notes to the unaudited condensed consolidated interim financial statements (continued)

23.	Going concern and risk management policies (continued)

The Group’s risk management policies relating to foreign currency risk, interest rate risk, liquidity risk, capital risk and credit risk are presented in the notes to the consolidated financial statements of the 2018 Annual Report on Form 20-F and in the opinion of the Board remain relevant for the remaining six months of the year.

24.	Financial instruments

The fair values of financial assets and liabilities are based on quoted market prices where available. Where the market value is not available, the Group has estimated relevant fair values on the basis of publicly available information from outside sources or on the basis of discounted cash flow models where appropriate.

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into levels 1 to 3 based on the degree to which the fair value is observable:

Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 fair value measurements are those derived from inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices);

Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

	Level 1	Level 2	Level 3
	£m	£m	£m
30 June 2019
Derivatives in designated hedge relationships
Derivative assets	—	6.3	—
Derivative liabilities	—	—	—
Held at fair value through profit or loss
Other investments	0.4	—	300.6
Derivative assets	—	10.0	—
Derivative liabilities	—	(4.0)	—
Payments due to vendors (earnout agreements) (note 19)	—	—	(371.5)
Liabilities in respect of put options	—	—	(264.4)
Held at fair value through other comprehensive income
Other investments	46.0	—	227.7

Notes to the unaudited condensed consolidated interim financial statements (continued)

24.	Financial instruments (continued)

Reconciliation of level 3 fair value measurements:

	Liabilities in respect of put options	Other investments
	£m	£m
1 January 2019	(242.0)	538.2
(Losses)/gains recognised in the income statement	(25.4)	1.6
Gains recognised in other comprehensive income	—	6.4
Exchange adjustments	(0.3)	—
Additions	(2.1)	6.6
Disposals	—	(24.5)
Cancellations	1.0	—
Settlements	4.4	—
30 June 2019	(264.4)	528.3

Payments due to vendors and liabilities in respect of put options

Future anticipated payments due to vendors in respect of contingent consideration (earnout agreements) are recorded at fair value, which is the present value of the expected cash outflows of the obligations. Liabilities in respect of put option agreements are initially recorded at the present value of the redemption amount in accordance with IAS 32 and subsequently measured at fair value in accordance with IFRS 9. Both types of obligations are dependent on the future financial performance of the entity and it is assumed that future profits are in line with Directors’ estimates. The Directors derive their estimates from internal business plans together with financial due diligence performed in connection with the acquisition. At 30 June 2019, the weighted average growth rate in estimating future financial performance was 22.6%, which reflects the prevalence of recent acquisitions in the faster growing markets and new media sectors. The risk adjusted discount rate applied to these obligations at 30 June 2019 was 1.5%.

A one percentage point increase or decrease in the growth rate in estimated future financial performance would increase or decrease the combined liabilities due to earnout agreements and put options by approximately £7.4 million and £12.6 million, respectively. A 0.5 percentage point increase or decrease in the risk adjusted discount rate would decrease or increase the combined liabilities by approximately £6.6 million and £6.8 million, respectively. An increase in the liability would result in a loss in the revaluation of financial instruments (note 6), while a decrease would result in a gain.

Other investments

The fair value of other investments included in level 1 are based on quoted market prices. Other investments included in level 3 are unlisted securities, where market value is not readily available. The Group has estimated relevant fair values on the basis of publicly available information from outside sources. Certain investments are valued using revenue multiples. An increase or decrease in this multiple of one times revenue would result in an increase or decrease in the value of investments of £55.9 million, which would result in a credit or charge to the income statement of £12.6 million and equity of £43.3 million. The sensitivity to changes in unobservable inputs for certain other investments is specific to each individual investment.

Notes to the unaudited condensed consolidated interim financial statements (continued)

25.

Condensed consolidating financial information for bonds issued by WPP Finance 2010 with WPP plc as parent guarantor and WPP Air 1, WPP 2008 Limited, WPP 2005 Limited, WPP 2012 Limited, and WPP Jubilee Limited as subsidiary guarantors

WPP Finance 2010 has in issue $500 million of 3.625% bonds due September 2022, $93 million ($28 million was repaid in 2018 and $179 million was repaid in 2019 from the $300 million initially issued) of 5.125% bonds due September 2042 and $812 million of 4.75% bonds due November 2021 with WPP plc as parent guarantor and WPP Air 1, WPP 2008 Limited, WPP 2005 Limited, WPP 2012 Limited and WPP Jubilee Limited as subsidiary guarantors.

The issuer and guarantors of the bonds (issuer and subsidiary guarantors are 100% owned by WPP plc) are each subject to the reporting requirements under section 15(d) of the Securities Exchange Act of 1934. In accordance with SEC Regulation S-X Rule 3-10, condensed consolidating financial information containing financial information for WPP Finance 2010 and the guarantors is presented. Condensed consolidating financial information is prepared in accordance with IFRS as issued by the IASB. In the parent company, subsidiary issuer and subsidiary guarantors columns investments in subsidiaries are accounted for under the equity method of accounting. Under the equity method, earnings of subsidiaries are reflected as “share of results of subsidiaries” in the income statement and as “investment in subsidiaries” in the balance sheet, as required by the SEC.

In the event that WPP Finance 2010 fails to pay the holders of the securities, thereby requiring WPP plc, WPP Air 1, WPP 2008 Limited, WPP 2005 Limited, WPP 2012 Limited or WPP Jubilee Limited to make payment pursuant to the terms of their full and unconditional, and joint and several guarantee of those securities, there is no impediment to WPP plc, WPP Air 1, WPP 2008 Limited, WPP 2005 Limited, WPP 2012 Limited or WPP Jubilee Limited obtaining reimbursement for any such payments from WPP Finance 2010.

Notes to the unaudited condensed consolidated interim financial statements (continued)

25.

Condensed consolidating financial information for bonds issued by WPP Finance 2010 with WPP plc as parent guarantor and WPP Air 1, WPP 2008 Limited, WPP 2005 Limited, WPP 2012 Limited, and WPP Jubilee Limited as subsidiary guarantors (continued)

Condensed consolidating income statement information

For the six months ended 30 June 2019, £m

	WPP plc	Subsidiary Guarantors	WPP Finance 2010	Other Subsidiaries	Reclassifications / Eliminations	Consolidated WPP plc
Revenue	—	—	—	7,616.0	—	7,616.0
Costs of services	—	—	—	(6,390.2)	—	(6,390.2)
Gross profit	—	—	—	1,225.8	—	1,225.8
General and administrative costs	(8.2)	(79.6)	—	(465.0)	—	(552.8)
Operating profit/(loss)	(8.2)	(79.6)	—	760.8	—	673.0
Share of results of subsidiaries	388.9	597.4	—	—	(986.3)	—
Share of results of associates	—	—	—	8.0	—	8.0
Profit before interest and taxation	380.7	517.8	—	768.8	(986.3)	681.0
Finance and investment income	—	11.8	49.8	167.2	(185.2)	43.6
Finance costs	(68.3)	(139.3)	(57.3)	(109.5)	185.2	(189.2)
Revaluation of financial instruments	—	—	0.2	(57.4)	—	(57.2)
Profit/(loss) before taxation	312.4	390.3	(7.3)	769.1	(986.3)	478.2
Taxation	—	(1.4)	—	(127.4)	—	(128.8)
Profit/(loss) for the period	312.4	388.9	(7.3)	641.7	(986.3)	349.4
Attributable to:
Equity holders of the parent	312.4	388.9	(7.3)	604.7	(986.3)	312.4
Non-controlling interests	—	—	—	37.0	—	37.0
	312.4	388.9	(7.3)	641.7	(986.3)	349.4

For the six months ended 30 June 2018, £m

	WPP plc	Subsidiary Guarantors	WPP Finance 2010	Other Subsidiaries	Reclassifications / Eliminations	Consolidated WPP plc
Revenue	—	—	—	7,492.7	—	7,492.7
Costs of services	—	—	—	(6,218.7)	—	(6,218.7)
Gross profit	—	—	—	1,274.0	—	1,274.0
General and administrative costs	5.9	(128.7)	—	(309.3)	—	(432.1)
Operating profit/(loss)	5.9	(128.7)	—	964.7	—	841.9
Share of results of subsidiaries	724.6	957.6	—	—	(1,682.2)	—
Share of results of associates	—	—	—	9.4	—	9.4
Profit before interest and taxation	730.5	828.9	—	974.1	(1,682.2)	851.3
Finance and investment income	—	12.5	50.8	138.5	(153.5)	48.3
Finance costs	(58.4)	(116.2)	(48.9)	(64.2)	153.5	(134.2)
Revaluation of financial instruments	0.3	—	(13.6)	94.4	—	81.1
Profit/(loss) before taxation	672.4	725.2	(11.7)	1,142.8	(1,682.2)	846.5
Taxation	—	(0.6)	—	(140.4)	—	(141.0)
Profit/(loss) for the period	672.4	724.6	(11.7)	1,002.4	(1,682.2)	705.5
Attributable to:
Equity holders of the parent	672.4	724.6	(11.7)	969.3	(1,682.2)	672.4
Non-controlling interests	—	—	—	33.1	—	33.1
	672.4	724.6	(11.7)	1,002.4	(1,682.2)	705.5

Notes to the unaudited condensed consolidated interim financial statements (continued)

25.

Condensed consolidating financial information for bonds issued by WPP Finance 2010 with WPP plc as parent guarantor and WPP Air 1, WPP 2008 Limited, WPP 2005 Limited, WPP 2012 Limited, and WPP Jubilee Limited as subsidiary guarantors (continued)

Condensed consolidating income statement information (continued)

For the year ended 31 December 2018, £m

	WPP plc	Subsidiary Guarantors	WPP Finance 2010	Other Subsidiaries	Reclassifications / Eliminations	Consolidated WPP plc
Revenue	—	—	—	15,602.4	—	15,602.4
Costs of services	—	—	—	(12,663.5)	—	(12,663.5)
Gross profit	—	—	—	2,938.9	—	2,938.9
General and administrative costs	10.8	(305.8)	—	(1,212.5)	—	(1,507.5)
Operating profit/(loss)	10.8	(305.8)	—	1,726.4	—	1,431.4
Share of results of subsidiaries	1,179.2	1,710.2	—	—	(2,889.4)	—
Share of results of associates	—	—	—	43.5	—	43.5
Profit before interest and taxation	1,190.0	1,404.4	—	1,769.9	(2,889.4)	1,474.9
Finance and investment income	—	27.8	102.3	300.6	(325.9)	104.8
Finance costs	(127.1)	(248.9)	(103.1)	(136.1)	325.9	(289.3)
Revaluation of financial instruments	—	—	(1.1)	174.0	—	172.9
Profit/(loss) before taxation	1,062.9	1,183.3	(1.9)	2,108.4	(2,889.4)	1,463.3
Taxation	—	(4.1)	—	(319.8)	—	(323.9)
Profit/(loss) for the year	1,062.9	1,179.2	(1.9)	1,788.6	(2,889.4)	1,139.4
Attributable to:
Equity holders of the parent	1,062.9	1,179.2	(1.9)	1,712.1	(2,889.4)	1,062.9
Non-controlling interests	—	—	—	76.5	—	76.5
	1,062.9	1,179.2	(1.9)	1,788.6	(2,889.4)	1,139.4

Notes to the unaudited condensed consolidated interim financial statements (continued)

25.

Condensed consolidating financial information for bonds issued by WPP Finance 2010 with WPP plc as parent guarantor and WPP Air 1, WPP 2008 Limited, WPP 2005 Limited, WPP 2012 Limited, and WPP Jubilee Limited as subsidiary guarantors (continued)

Condensed consolidating statement of comprehensive income

For the six months ended 30 June 2019, £m

	WPP plc	Subsidiary Guarantors	WPP Finance 2010	Other Subsidiaries	Reclassifications / Eliminations	Consolidated WPP plc
Profit/(loss) for the period	312.4	388.9	(7.3)	641.7	(986.3)	349.4
Items that may be reclassified subsequently to profit or loss:
Exchange adjustments on foreign currency net investments	84.0	84.0	(0.1)	87.2	(168.0)	87.1
	84.0	84.0	(0.1)	87.2	(168.0)	87.1
Items that will not be reclassified subsequently to profit or loss:
Actuarial gain/(loss) on defined benefit pension plans	—	—	—	—	—	—
Deferred tax on defined benefit pension plans	—	—	—	—	—	—
Movements on equity investments held at fair value through other comprehensive income	(75.7)	(75.7)	—	(75.7)	151.4	(75.7)
	(75.7)	(75.7)	—	(75.7)	151.4	(75.7)
Other comprehensive income/(loss) for the period	8.3	8.3	(0.1)	11.5	(16.6)	11.4
Total comprehensive income/(loss) for the period	320.7	397.2	(7.4)	653.2	(1,002.9)	360.8

Attributable to:
Equity holders of the parent	320.7	397.2	(7.4)	613.1	(1,002.9)	320.7
Non-controlling interests	—	—	—	40.1	—	40.1
	320.7	397.2	(7.4)	653.2	(1,002.9)	360.8

For the six months ended 30 June 2018, £m

	WPP plc	Subsidiary Guarantors	WPP Finance 2010	Other Subsidiaries	Reclassifications / Eliminations	Consolidated WPP plc
Profit/(loss) for the period	672.4	724.6	(11.7)	1,002.4	(1,682.2)	705.5
Items that may be reclassified subsequently to profit or loss:
Exchange adjustments on foreign currency net investments	(178.1)	(178.1)	0.4	(177.1)	356.2	(176.7)
	(178.1)	(178.1)	0.4	(177.1)	356.2	(176.7)
Items that will not be reclassified subsequently to profit or loss:
Actuarial gain/(loss) on defined benefit pension plans	—	—	—	—	—	—
Deferred tax on defined benefit pension plans	—	—	—	—	—	—
Movements on equity investments held at fair value through other comprehensive income	(140.5)	(140.5)	—	(140.5)	281.0	(140.5)
	(140.5)	(140.5)	—	(140.5)	281.0	(140.5)
Other comprehensive (loss)/income for the period	(318.6)	(318.6)	0.4	(317.6)	637.2	(317.2)
Total comprehensive income/(loss) for the period	353.8	406.0	(11.3)	684.8	(1,045.0)	388.3

Attributable to:
Equity holders of the parent	353.8	406.0	(11.3)	650.3	(1,045.0)	353.8
Non-controlling interests	—	—	—	34.5	—	34.5
	353.8	406.0	(11.3)	684.8	(1,045.0)	388.3

Notes to the unaudited condensed consolidated interim financial statements (continued)

25.

Condensed consolidating financial information for bonds issued by WPP Finance 2010 with WPP plc as parent guarantor and WPP Air 1, WPP 2008 Limited, WPP 2005 Limited, WPP 2012 Limited, and WPP Jubilee Limited as subsidiary guarantors (continued)

Condensed consolidating statement of comprehensive income (continued)

For the year ended 31 December 2018, £m

	WPP plc	Subsidiary Guarantors	WPP Finance 2010	Other Subsidiaries	Reclassifications / Eliminations	Consolidated WPP plc
Profit/(loss) for the year	1,062.9	1,179.2	(1.9)	1,788.6	(2,889.4)	1,139.4
Items that may be reclassified subsequently to profit or loss:
Exchange adjustments on foreign currency net investments	69.9	69.9	0.6	78.3	(139.8)	78.9
	69.9	69.9	0.6	78.3	(139.8)	78.9
Items that will not be reclassified subsequently to profit or loss:
Actuarial gain on defined benefit pension plans	8.9	8.9	—	8.9	(17.8)	8.9
Deferred tax on defined benefit pension plans	(0.7)	(0.7)	—	(0.7)	1.4	(0.7)
Movements on equity investments held at fair value through other comprehensive income	(247.9)	(247.9)	—	(247.9)	495.8	(247.9)
	(239.7)	(239.7)	—	(239.7)	479.4	(239.7)
Other comprehensive (loss)/income for the year	(169.8)	(169.8)	0.6	(161.4)	339.6	(160.8)
Total comprehensive income/(loss) for the year	893.1	1,009.4	(1.3)	1,627.2	(2,549.8)	978.6

Attributable to:
Equity holders of the parent	893.1	1,009.4	(1.3)	1,541.7	(2,549.8)	893.1
Non-controlling interests	—	—	—	85.5	—	85.5
	893.1	1,009.4	(1.3)	1,627.2	(2,549.8)	978.6

Notes to the unaudited condensed consolidated interim financial statements (continued)

25.

Condensed consolidating financial information for bonds issued by WPP Finance 2010 with WPP plc as parent guarantor and WPP Air 1, WPP 2008 Limited, WPP 2005 Limited, WPP 2012 Limited, and WPP Jubilee Limited as subsidiary guarantors (continued)

Condensed consolidating cash flow statement information

For the six months ended 30 June 2019, £m

	WPP plc	Subsidiary Guarantors	WPP Finance 2010	Other Subsidiaries	Reclassifications/ Eliminations	Consolidated WPP plc
Net cash (outflow)/inflow from operating activities	(212.3)	102.4	386.1	(402.6)	—	(126.4)
Investing activities
Acquisitions	—	—	—	(75.9)	—	(75.9)
Proceeds on disposal of investments and subsidiaries	—	—	—	136.7	—	136.7
Purchase of property, plant and equipment	—	(14.9)	—	(131.0)	—	(145.9)
Purchase of other intangible assets (including capitalised computer software)	—	—	—	(21.1)	—	(21.1)
Proceeds on disposal of property, plant and equipment	—	—	—	167.2	—	167.2
Net cash inflow/(outflow) from investing activities	—	(14.9)	—	75.9	—	61.0
Financing activities
Repayment of lease liabilities	—	(4.8)	—	(99.0)	—	(103.8)
Share option proceeds	0.2	—	—	—	—	0.2
Cash consideration for non-controlling interests	—	—	—	(9.1)	—	(9.1)
Share repurchases and buy-backs	—	—	—	—	—	—
Net (decrease)/increase in borrowings	—	—	(311.6)	177.0	—	(134.6)
Financing and share issue costs	—	—	—	(4.4)	—	(4.4)
Equity dividends paid	—	—	—	—	—	—
Dividends paid to non-controlling interests in subsidiary undertakings	—	—	—	(58.5)	—	(58.5)
Net cash (outflow)/inflow from financing activities	0.2	(4.8)	(311.6)	6.0	—	(310.2)
Net (decrease)/increase in cash and cash equivalents	(212.1)	82.7	74.5	(320.7)	—	(375.6)
Translation of cash and cash equivalents	4.6	7.2	(3.7)	3.6	—	11.7
Cash and cash equivalents at beginning of period	(1,174.1)	(1,970.1)	(48.0)	5,393.4	—	2,201.2
Cash and cash equivalents at end of period	(1,381.6)	(1,880.2)	22.8	5,076.3	—	1,837.3

For the six months ended 30 June 2018, £m

	WPP plc	Subsidiary Guarantors	WPP Finance 2010	Other Subsidiaries	Reclassifications/ Eliminations	Consolidated WPP plc
Net cash inflow/(outflow) from operating activities	417.4	171.2	54.1	(569.8)	—	72.9
Investing activities
Acquisitions	—	—	—	(95.0)	—	(95.0)
Proceeds on disposal of investments and subsidiaries	—	—	—	469.0	—	469.0
Purchase of property, plant and equipment	—	(3.5)	—	(154.5)	—	(158.0)
Purchase of other intangible assets (including capitalised computer software)	—	—	—	(20.3)	—	(20.3)
Proceeds on disposal of property, plant and equipment	—	—	—	14.7	—	14.7
Net cash inflow/(outflow) from investing activities	—	(3.5)	—	213.9	—	210.4
Financing activities
Share option proceeds	0.7	—	—	—	—	0.7
Cash consideration for non-controlling interests	—	(0.3)	—	(79.5)	—	(79.8)
Share repurchases and buy-backs	(104.3)	—	—	(96.5)	—	(200.8)
Net increase/(decrease) in borrowings	—	—	(20.8)	87.8	—	67.0
Financing and share issue costs	—	—	—	(3.1)	—	(3.1)
Equity dividends paid	—	—	—	—	—	—
Dividends paid to non-controlling interests in subsidiary undertakings	—	—	—	(65.8)	—	(65.8)
Net cash outflow from financing activities	(103.6)	(0.3)	(20.8)	(157.1)	—	(281.8)
Net increase/(decrease) in cash and cash equivalents	313.8	167.4	33.3	(513.0)	—	1.5
Translation of cash and cash equivalents	(0.5)	(21.9)	(1.3)	(54.4)	—	(78.1)
Cash and cash equivalents at beginning of period	(2,627.7)	(1,636.8)	(27.4)	6,290.1	—	1,998.2
Cash and cash equivalents at end of period	(2,314.4)	(1,491.3)	4.6	5,722.7	—	1,921.6

Notes to the unaudited condensed consolidated interim financial statements (continued)

25.

Condensed consolidating financial information for bonds issued by WPP Finance 2010 with WPP plc as parent guarantor and WPP Air 1, WPP 2008 Limited, WPP 2005 Limited, WPP 2012 Limited, and WPP Jubilee Limited as subsidiary guarantors (continued)

Condensed consolidating cash flow statement information (continued)

For the year ended 31 December 2018, £m

	WPP plc	Subsidiary Guarantors	WPP Finance 2010	Other Subsidiaries	Reclassifications/ Eliminations	Consolidated WPP plc
Net cash inflow/(outflow) from operating activities	2,308.8	(271.1)	42.9	(386.8)	—	1,693.8
Investing activities
Acquisitions	—	—	—	(298.8)	—	(298.8)
Proceeds on disposal of investments and subsidiaries	—	—	—	849.0	—	849.0
Purchases of property, plant and equipment	—	(10.4)	—	(304.4)	—	(314.8)
Purchases of other intangible assets (including capitalised computer software)	—	—	—	(60.4)	—	(60.4)
Proceeds on disposal of property, plant and equipment	—	—	—	9.5	—	9.5
Net cash inflow/(outflow) from investing activities	—	(10.4)	—	194.9	—	184.5
Financing activities
Share option proceeds	1.2	—	—	—	—	1.2
Cash consideration for non-controlling interests	—	(0.3)	—	(109.6)	—	(109.9)
Share repurchases and buy-backs	(104.3)	—	—	(102.8)	—	(207.1)
Net decrease in borrowings	—	—	(58.1)	(382.5)	—	(440.6)
Financing and share issue costs	—	—	—	(3.8)	—	(3.8)
Equity dividends paid	(747.4)	—	—	—	—	(747.4)
Dividends paid to non-controlling interests in subsidiary undertakings	—	—	—	(106.2)	—	(106.2)
Net cash outflow from financing activities	(850.5)	(0.3)	(58.1)	(704.9)	—	(1,613.8)
Net increase/(decrease) in cash and cash equivalents	1,458.3	(281.8)	(15.2)	(896.8)	—	264.5
Translation of cash and cash equivalents	(4.7)	(51.5)	(5.4)	0.1	—	(61.5)
Cash and cash equivalents at beginning of year	(2,627.7)	(1,636.8)	(27.4)	6,290.1	—	1,998.2
Cash and cash equivalents at end of year	(1,174.1)	(1,970.1)	(48.0)	5,393.4	—	2,201.2

Notes to the unaudited condensed consolidated interim financial statements (continued)

25.

Condensed consolidating financial information for bonds issued by WPP Finance 2010 with WPP plc as parent guarantor and WPP Air 1, WPP 2008 Limited, WPP 2005 Limited, WPP 2012 Limited, and WPP Jubilee Limited as subsidiary guarantors (continued)

Condensed consolidating balance sheet information

At 30 June 2019, £m

	WPP plc	Subsidiary Guarantors	WPP Finance 2010	Other Subsidiaries	Reclassifications/ Eliminations	Consolidated WPP plc
Non-current assets
Intangible assets:
Goodwill	—	—	—	13,252.1	—	13,252.1
Other	—	—	—	1,786.2	—	1,786.2
Property, plant and equipment	—	38.4	—	946.0	—	984.4
Right-of-use assets	—	68.0	—	1,757.2	—	1,825.2
Investment in subsidiaries	15,789.5	30,039.7	—	—	(45,829.2)	—
Interests in associates and joint ventures	—	—	—	739.6	—	739.6
Other investments	—	—	—	574.7	—	574.7
Deferred tax assets	—	—	—	155.4	—	155.4
Trade and other receivables	—	—	—	182.7	—	182.7
Intercompany receivables	—	204.6	1,830.2	7,660.0	(9,694.8)	—
	15,789.5	30,350.7	1,830.2	27,053.9	(55,524.0)	19,500.3
Current assets
Corporate income tax recoverable	—	—	—	248.1	—	248.1
Trade and other receivables	0.4	522.6	0.3	12,646.9	—	13,170.2
Intercompany receivables	1,712.6	1,690.5	22.2	8,651.5	(12,076.8)	—
Cash and short-term deposits	17.0	277.5	123.5	5,412.2	(3,657.0)	2,173.2
	1,730.0	2,490.6	146.0	26,958.7	(15,733.8)	15,591.5
Current liabilities
Trade and other payables	(3.1)	(65.8)	(18.5)	(14,278.3)	—	(14,365.7)
Intercompany payables	(5,318.6)	(6,676.7)	(2.2)	(79.3)	12,076.8	—
Corporate income tax payable	—	—	—	(493.9)	—	(493.9)
Bank overdrafts, bonds and bank loans	(1,398.6)	(2,157.7)	(100.7)	(1,134.8)	3,657.0	(1,134.8)
Short-term lease liabilities	—	(2.5)	—	(385.9)	—	(388.4)
	(6,720.3)	(8,902.7)	(121.4)	(16,372.2)	15,733.8	(16,382.8)
Net current (liabilities)/assets	(4,990.3)	(6,412.1)	24.6	10,586.5	—	(791.3)
Total assets less current liabilities	10,799.2	23,938.6	1,854.8	37,640.4	(55,524.0)	18,709.0

Non-current liabilities
Bonds and bank loans	—	—	(1,852.0)	(3,457.4)	—	(5,309.4)
Trade and other payables	—	—	—	(567.7)	—	(567.7)
Intercompany payables	(1,167.5)	(8,076.6)	—	(450.7)	9,694.8	—
Deferred tax liabilities	—	—	—	(397.7)	—	(397.7)
Provisions for post-employment benefits	—	—	—	(184.9)	—	(184.9)
Provisions for liabilities and charges	—	(1.1)	—	(254.7)	—	(255.8)
Long-term lease liabilities	—	(71.4)	—	(1,885.9)	—	(1,957.3)
	(1,167.5)	(8,149.1)	(1,852.0)	(7,199.0)	9,694.8	(8,672.8)
Net assets	9,631.7	15,789.5	2.8	30,441.4	(45,829.2)	10,036.2

Attributable to:
Equity shareholders’ funds	9,631.7	15,789.5	2.8	30,036.9	(45,829.2)	9,631.7
Non-controlling interests	—	—	—	404.5	—	404.5
Total equity	9,631.7	15,789.5	2.8	30,441.4	(45,829.2)	10,036.2

Notes to the unaudited condensed consolidated interim financial statements (continued)

25.

Condensed consolidating financial information for bonds issued by WPP Finance 2010 with WPP plc as parent guarantor and WPP Air 1, WPP 2008 Limited, WPP 2005 Limited, WPP 2012 Limited, and WPP Jubilee Limited as subsidiary guarantors (continued)

Condensed consolidating balance sheet information (continued)

At 30 June 2018, £m

	WPP plc	Subsidiary Guarantors	WPP Finance 2010	Other Subsidiaries	Reclassifications/ Eliminations	Consolidated WPP plc
Non-current assets
Intangible assets:
Goodwill	—	—	—	12,950.5	—	12,950.5
Other	—	—	—	1,936.7	—	1,936.7
Property, plant and equipment	—	19.5	—	1,011.3	—	1,030.8
Investment in subsidiaries	14,849.7	28,294.2	—	—	(43,143.9)	—
Interests in associates and joint ventures	—	—	—	881.1	—	881.1
Other investments	—	—	—	949.3	—	949.3
Deferred tax assets	—	—	—	169.9	—	169.9
Trade and other receivables	—	—	—	170.4	—	170.4
Intercompany receivables	—	202.4	2,108.8	7,653.0	(9,964.2)	—
	14,849.7	28,516.1	2,108.8	25,722.2	(53,108.1)	18,088.7
Current assets
Corporate income tax recoverable	—	—	—	207.0	—	207.0
Trade and other receivables	1.1	512.2	0.1	12,220.7	—	12,734.1
Intercompany receivables	1,682.0	1,695.3	38.4	6,129.8	(9,545.5)	—
Cash and short-term deposits	—	574.2	52.1	6,022.1	(4,427.4)	2,221.0
	1,683.1	2,781.7	90.6	24,579.6	(13,972.9)	15,162.1
Current liabilities
Trade and other payables	(5.4)	(50.9)	(20.2)	(13,940.1)	—	(14,016.6)
Intercompany payables	(3,269.3)	(6,171.7)	—	(104.5)	9,545.5	—
Corporate income tax payable	—	—	—	(506.1)	—	(506.1)
Bank overdrafts, bonds and bank loans	(2,314.4)	(2,065.5)	(47.5)	(319.5)	4,427.4	(319.5)
	(5,589.1)	(8,288.1)	(67.7)	(14,870.2)	13,972.9	(14,842.2)
Net current assets/(liabilities)	(3,906.0)	(5,506.4)	22.9	9,709.4	—	319.9
Total assets less current liabilities	10,943.7	23,009.7	2,131.7	35,431.6	(53,108.1)	18,408.6

Non-current liabilities
Bonds and bank loans	—	—	(2,119.6)	(4,413.8)	—	(6,533.4)
Trade and other payables	—	—	(11.9)	(925.9)	—	(937.8)
Intercompany payables	(1,365.2)	(8,160.0)	—	(439.0)	9,964.2	—
Deferred tax liabilities	—	—	—	(499.4)	—	(499.4)
Provisions for post-employment benefits	—	—	—	(208.2)	—	(208.2)
Provisions for liabilities and charges	—	—	—	(236.3)	—	(236.3)
	(1,365.2)	(8,160.0)	(2,131.5)	(6,722.6)	9,964.2	(8,415.1)
Net assets	9,578.5	14,849.7	0.2	28,709.0	(43,143.9)	9,993.5

Attributable to:
Equity shareholders’ funds	9,578.5	14,849.7	0.2	28,294.0	(43,143.9)	9,578.5
Non-controlling interests	—	—	—	415.0	—	415.0
Total equity	9,578.5	14,849.7	0.2	28,709.0	(43,143.9)	9,993.5

Notes to the unaudited condensed consolidated interim financial statements (continued)

25.

Condensed consolidating financial information for bonds issued by WPP Finance 2010 with WPP plc as parent guarantor and WPP Air 1, WPP 2008 Limited, WPP 2005 Limited, WPP 2012 Limited, and WPP Jubilee Limited as subsidiary guarantors (continued)

Condensed consolidating balance sheet information (continued)

For the year ended 31 December 2018, £m

	WPP plc	Subsidiary Guarantors	WPP Finance 2010	Other Subsidiaries	Reclassifications/ Eliminations	Consolidated WPP plc
Non-current assets
Intangible assets:
Goodwill	—	—	—	13,202.8	—	13,202.8
Other	—	—	—	1,842.0	—	1,842.0
Property, plant and equipment	—	26.1	—	1,056.9	—	1,083.0
Investment in subsidiaries	15,463.9	29,497.8	—	—	(44,961.7)	—
Interests in associates and joint ventures	—	—	—	796.8	—	796.8
Other investments	—	—	—	666.7	—	666.7
Deferred tax assets	—	—	—	153.0	—	153.0
Trade and other receivables	—	—	—	180.0	—	180.0
Intercompany receivables	—	205.4	2,182.9	7,657.7	(10,046.0)	—
	15,463.9	29,729.3	2,182.9	25,555.9	(55,007.7)	17,924.3
Current assets
Corporate income tax recoverable	—	—	—	198.7	—	198.7
Trade and other receivables	0.6	497.9	0.1	12,602.9	—	13,101.5
Intercompany receivables	1,675.6	1,720.6	55.2	8,129.9	(11,581.3)	—
Cash and short-term deposits	—	21.1	41.4	5,835.4	(3,254.7)	2,643.2
	1,676.2	2,239.6	96.7	26,766.9	(14,836.0)	15,943.4
Current liabilities
Trade and other payables	(3.7)	(57.5)	(21.6)	(14,955.6)	—	(15,038.4)
Intercompany payables	(5,190.3)	(6,250.5)	(0.9)	(139.6)	11,581.3	—
Corporate income tax payable	—	—	—	(545.9)	—	(545.9)
Bank overdrafts, bonds and bank loans	(1,174.1)	(1,991.2)	(89.4)	(1,025.1)	3,254.7	(1,025.1)
	(6,368.1)	(8,299.2)	(111.9)	(16,666.2)	14,836.0	(16,609.4)
Net current (liabilities)/assets	(4,691.9)	(6,059.6)	(15.2)	10,100.7	—	(666.0)
Total assets less current liabilities	10,772.0	23,669.7	2,167.7	35,656.6	(55,007.7)	17,258.3

Non-current liabilities
Bonds and bank loans	—	—	(2,151.8)	(3,483.0)	—	(5,634.8)
Trade and other payables	—	—	(5.5)	(835.9)	—	(841.4)
Intercompany payables	(1,389.8)	(8,205.8)	—	(450.4)	10,046.0	—
Deferred tax liabilities	—	—	—	(479.5)	—	(479.5)
Provision for post-employment benefits	—	—	—	(184.3)	—	(184.3)
Provisions for liabilities and charges	—	—	—	(311.7)	—	(311.7)
	(1,389.8)	(8,205.8)	(2,157.3)	(5,744.8)	10,046.0	(7,451.7)
Net assets	9,382.2	15,463.9	10.4	29,911.8	(44,961.7)	9,806.6

Attributable to:
Equity shareholders’ funds	9,382.2	15,463.9	10.4	29,487.4	(44,961.7)	9,382.2
Non-controlling interests	—	—	—	424.4	—	424.4
Total equity	9,382.2	15,463.9	10.4	29,911.8	(44,961.7)	9,806.6

Notes to the unaudited condensed consolidated interim financial statements (continued)

26.	Condensed consolidating financial information for bonds issued by WPP Finance 2010 with WPP plc as parent guarantor and WPP Jubilee Limited and WPP 2005 Limited as subsidiary guarantors

WPP Finance 2010 has in issue $750 million of 3.750% bonds due September 2024 and $220 million ($50 million was repaid in 2018 and $230 million was repaid in 2019 from the $500 million initially issued) of 5.625% bonds due November 2043, with WPP plc as parent guarantor and WPP Jubilee Limited and WPP 2005 Limited as subsidiary guarantors.

The issuer and guarantors of the bonds (issuer and subsidiary guarantors are 100% owned by WPP plc) are each subject to the reporting requirements under section 15(d) of the Securities Exchange Act of 1934. In accordance with SEC Regulation S-X Rule 3-10, condensed consolidating financial information containing financial information for WPP Finance 2010 and the guarantors is presented. Condensed consolidating financial information is prepared in accordance with IFRS as issued by the IASB. In the parent company, subsidiary issuer and subsidiary guarantors columns investments in subsidiaries are accounted for under the equity method of accounting. Under the equity method, earnings of subsidiaries are reflected as “share of results of subsidiaries” in the income statement and as “investment in subsidiaries” in the balance sheet, as required by the SEC.

In the event that WPP Finance 2010 fails to pay the holders of the securities, thereby requiring WPP plc, WPP Jubilee Limited or WPP 2005 Limited to make payment pursuant to the terms of their full and unconditional, and joint and several guarantee of those securities, there is no impediment to WPP plc, WPP Jubilee Limited or WPP 2005 Limited obtaining reimbursement for any such payments from WPP Finance 2010.

Notes to the unaudited condensed consolidated interim financial statements (continued)

26.	Condensed consolidating financial information for bonds issued by WPP Finance 2010 with WPP plc as parent guarantor and WPP Jubilee Limited and WPP 2005 Limited as subsidiary guarantors (continued)

Condensed consolidating income statement information

For the six months ended 30 June 2019, £m

	WPP plc	Subsidiary Guarantors	WPP Finance 2010	Other Subsidiaries	Reclassifications / Eliminations	Consolidated WPP plc
Revenue	—	—	—	7,616.0	—	7,616.0
Costs of services	—	—	—	(6,390.2)	—	(6,390.2)
Gross profit	—	—	—	1,225.8	—	1,225.8
General and administrative costs	(8.2)	(79.6)	—	(465.0)	—	(552.8)
Operating profit/(loss)	(8.2)	(79.6)	—	760.8	—	673.0
Share of results of subsidiaries	388.9	597.4	—	—	(986.3)	—
Share of results of associates	—	—	—	8.0	—	8.0
Profit before interest and taxation	380.7	517.8	—	768.8	(986.3)	681.0
Finance and investment income	—	11.8	49.8	167.2	(185.2)	43.6
Finance costs	(68.3)	(139.3)	(57.3)	(109.5)	185.2	(189.2)
Revaluation of financial instruments	—	—	0.2	(57.4)	—	(57.2)
Profit/(loss) before taxation	312.4	390.3	(7.3)	769.1	(986.3)	478.2
Taxation	—	(1.4)	—	(127.4)	—	(128.8)
Profit/(loss) for the period	312.4	388.9	(7.3)	641.7	(986.3)	349.4

Attributable to:
Equity holders of the parent	312.4	388.9	(7.3)	604.7	(986.3)	312.4
Non-controlling interests	—	—	—	37.0	—	37.0
	312.4	388.9	(7.3)	641.7	(986.3)	349.4

For the six months ended 30 June 2018, £m

	WPP plc	Subsidiary Guarantors	WPP Finance 2010	Other Subsidiaries	Reclassifications / Eliminations	Consolidated WPP plc
Revenue	—	—	—	7,492.7	—	7,492.7
Costs of services	—	—	—	(6,218.7)	—	(6,218.7)
Gross profit	—	—	—	1,274.0	—	1,274.0
General and administrative costs	5.9	(128.7)	—	(309.3)	—	(432.1)
Operating profit/(loss)	5.9	(128.7)	—	964.7	—	841.9
Share of results of subsidiaries	724.6	957.6	—	—	(1,682.2)	—
Share of results of associates	—	—	—	9.4	—	9.4
Profit before interest and taxation	730.5	828.9	—	974.1	(1,682.2)	851.3
Finance and investment income	—	12.5	50.8	138.5	(153.5)	48.3
Finance costs	(58.4)	(116.2)	(48.9)	(64.2)	153.5	(134.2)
Revaluation of financial instruments	0.3	—	(13.6)	94.4	—	81.1
Profit/(loss) before taxation	672.4	725.2	(11.7)	1,142.8	(1,682.2)	846.5
Taxation	—	(0.6)	—	(140.4)	—	(141.0)
Profit/(loss) for the period	672.4	724.6	(11.7)	1,002.4	(1,682.2)	705.5

Attributable to:
Equity holders of the parent	672.4	724.6	(11.7)	969.3	(1,682.2)	672.4
Non-controlling interests	—	—	—	33.1	—	33.1
	672.4	724.6	(11.7)	1,002.4	(1,682.2)	705.5

Notes to the unaudited condensed consolidated interim financial statements (continued)

26.	Condensed consolidating financial information for bonds issued by WPP Finance 2010 with WPP plc as parent guarantor and WPP Jubilee Limited and WPP 2005 Limited as subsidiary guarantors (continued)

Condensed consolidating income statement information (continued)

For the year ended 31 December 2018, £m

	WPP plc	Subsidiary Guarantors	WPP Finance 2010	Other Subsidiaries	Reclassifications / Eliminations	Consolidated WPP plc
Revenue	—	—	—	15,602.4	—	15,602.4
Costs of services	—	—	—	(12,663.5)	—	(12,663.5)
Gross profit	—	—	—	2,938.9	—	2,938.9
General and administrative costs	10.8	(305.8)	—	(1,212.5)	—	(1,507.5)
Operating profit/(loss)	10.8	(305.8)	—	1,726.4	—	1,431.4
Share of results of subsidiaries	1,179.2	1,710.2	—	—	(2,889.4)	—
Share of results of associates	—	—	—	43.5	—	43.5
Profit before interest and taxation	1,190.0	1,404.4	—	1,769.9	(2,889.4)	1,474.9
Finance and investment income	—	27.8	102.3	300.6	(325.9)	104.8
Finance costs	(127.1)	(248.9)	(103.1)	(136.1)	325.9	(289.3)
Revaluation of financial instruments	—	—	(1.1)	174.0	—	172.9
Profit/(loss) before taxation	1,062.9	1,183.3	(1.9)	2,108.4	(2,889.4)	1,463.3
Taxation	—	(4.1)	—	(319.8)	—	(323.9)
Profit/(loss) for the year	1,062.9	1,179.2	(1.9)	1,788.6	(2,889.4)	1,139.4

Attributable to:
Equity holders of the parent	1,062.9	1,179.2	(1.9)	1,712.1	(2,889.4)	1,062.9
Non-controlling interests	—	—	—	76.5	—	76.5
	1,062.9	1,179.2	(1.9)	1,788.6	(2,889.4)	1,139.4

Notes to the unaudited condensed consolidated interim financial statements (continued)

26.	Condensed consolidating financial information for bonds issued by WPP Finance 2010 with WPP plc as parent guarantor and WPP Jubilee Limited and WPP 2005 Limited as subsidiary guarantors (continued)

Condensed consolidating statement of comprehensive income

For the six months ended 30 June 2019, £m

	WPP plc	Subsidiary Guarantors	WPP Finance 2010	Other Subsidiaries	Reclassifications / Eliminations	Consolidated WPP plc
Profit/(loss) for the period	312.4	388.9	(7.3)	641.7	(986.3)	349.4
Items that may be reclassified subsequently to profit or loss:
Exchange adjustments on foreign currency net investments	84.0	84.0	(0.1)	87.2	(168.0)	87.1
	84.0	84.0	(0.1)	87.2	(168.0)	87.1
Items that will not be reclassified subsequently to profit or loss:
Actuarial gain/(loss) on defined benefit pension plans	—	—	—	—	—	—
Deferred tax on defined benefit pension plans	—	—	—	—	—	—
Movements on equity investments held at fair value through other comprehensive income	(75.7)	(75.7)	—	(75.7)	151.4	(75.7)
	(75.7)	(75.7)	—	(75.7)	151.4	(75.7)
Other comprehensive income/(loss) for the period	8.3	8.3	(0.1)	11.5	(16.6)	11.4
Total comprehensive income/(loss) for the period	320.7	397.2	(7.4)	653.2	(1,002.9)	360.8

Attributable to:
Equity holders of the parent	320.7	397.2	(7.4)	613.1	(1,002.9)	320.7
Non-controlling interests	—	—	—	40.1	—	40.1
	320.7	397.2	(7.4)	653.2	(1,002.9)	360.8

For the six months ended 30 June 2018, £m

	WPP plc	Subsidiary Guarantors	WPP Finance 2010	Other Subsidiaries	Reclassifications / Eliminations	Consolidated WPP plc
Profit/(loss) for the period	672.4	724.6	(11.7)	1,002.4	(1,682.2)	705.5
Items that may be reclassified subsequently to profit or loss:
Exchange adjustments on foreign currency net investments	(178.1)	(178.1)	0.4	(177.1)	356.2	(176.7)
	(178.1)	(178.1)	0.4	(177.1)	356.2	(176.7)
Items that will not be reclassified subsequently to profit or loss:
Actuarial gain/(loss) on defined benefit pension plans	—	—	—	—	—	—
Deferred tax on defined benefit pension plans	—	—	—	—	—	—
Movements on equity investments held at fair value through other comprehensive income	(140.5)	(140.5)	—	(140.5)	281.0	(140.5)
	(140.5)	(140.5)	—	(140.5)	281.0	(140.5)
Other comprehensive (loss)/income for the period	(318.6)	(318.6)	0.4	(317.6)	637.2	(317.2)
Total comprehensive income/(loss) for the period	353.8	406.0	(11.3)	684.8	(1,045.0)	388.3

Attributable to:
Equity holders of the parent	353.8	406.0	(11.3)	650.3	(1,045.0)	353.8
Non-controlling interests	—	—	—	34.5	—	34.5
	353.8	406.0	(11.3)	684.8	(1,045.0)	388.3

Notes to the unaudited condensed consolidated interim financial statements (continued)

26.	Condensed consolidating financial information for bonds issued by WPP Finance 2010 with WPP plc as parent guarantor and WPP Jubilee Limited and WPP 2005 Limited as subsidiary guarantors (continued)

Condensed consolidating statement of comprehensive income (continued)

For the year ended 31 December 2018, £m

	WPP plc	Subsidiary Guarantors	WPP Finance 2010	Other Subsidiaries	Reclassifications / Eliminations	Consolidated WPP plc
Profit/(loss) for the year	1,062.9	1,179.2	(1.9)	1,788.6	(2,889.4)	1,139.4
Items that may be reclassified subsequently to profit or loss:
Exchange adjustments on foreign currency net investments	69.9	69.9	0.6	78.3	(139.8)	78.9
	69.9	69.9	0.6	78.3	(139.8)	78.9
Items that will not be reclassified subsequently to profit or loss:
Actuarial gain on defined benefit pension plans	8.9	8.9	—	8.9	(17.8)	8.9
Deferred tax on defined benefit pension plans	(0.7)	(0.7)	—	(0.7)	1.4	(0.7)
Movements on equity investments held at fair value through other comprehensive income	(247.9)	(247.9)	—	(247.9)	495.8	(247.9)
	(239.7)	(239.7)	—	(239.7)	479.4	(239.7)
Other comprehensive (loss)/income for the year	(169.8)	(169.8)	0.6	(161.4)	339.6	(160.8)
Total comprehensive income/(loss) for the year	893.1	1,009.4	(1.3)	1,627.2	(2,549.8)	978.6

Attributable to:
Equity holders of the parent	893.1	1,009.4	(1.3)	1,541.7	(2,549.8)	893.1
Non-controlling interests	—	—	—	85.5	—	85.5
	893.1	1,009.4	(1.3)	1,627.2	(2,549.8)	978.6

Notes to the unaudited condensed consolidated interim financial statements (continued)

26.	Condensed consolidating financial information for bonds issued by WPP Finance 2010 with WPP plc as parent guarantor and WPP Jubilee Limited and WPP 2005 Limited as subsidiary guarantors (continued)

Condensed consolidating cash flow statement information

For the six months ended 30 June 2019, £m

	WPP plc	Subsidiary Guarantors	WPP Finance 2010	Other Subsidiaries	Reclassifications/ Eliminations	Consolidated WPP plc
Net cash (outflow)/inflow from operating activities	(212.3)	102.4	386.1	(402.6)	—	(126.4)
Investing activities
Acquisitions	—	—	—	(75.9)	—	(75.9)
Proceeds on disposal of investments and subsidiaries	—	—	—	136.7	—	136.7
Purchase of property, plant and equipment	—	(14.9)	—	(131.0)	—	(145.9)
Purchase of other intangible assets (including capitalised computer software)	—	—	—	(21.1)	—	(21.1)
Proceeds on disposal of property, plant and equipment	—	—	—	167.2	—	167.2
Net cash inflow/(outflow) from investing activities	—	(14.9)	—	75.9	—	61.0
Financing activities
Repayment of lease liabilities	—	(4.8)	—	(99.0)	—	(103.8)
Share option proceeds	0.2	—	—	—	—	0.2
Cash consideration for non-controlling interests	—	—	—	(9.1)	—	(9.1)
Share repurchases and buy-backs	—	—	—	—	—	—
Net (decrease)/increase in borrowings	—	—	(311.6)	177.0	—	(134.6)
Financing and share issue costs	—	—	—	(4.4)	—	(4.4)
Equity dividends paid	—	—	—	—	—	—
Dividends paid to non-controlling interests in subsidiary undertakings	—	—	—	(58.5)	—	(58.5)
Net cash (outflow)/inflow from financing activities	0.2	(4.8)	(311.6)	6.0	—	(310.2)
Net (decrease)/increase in cash and cash equivalents	(212.1)	82.7	74.5	(320.7)	—	(375.6)
Translation of cash and cash equivalents	4.6	7.2	(3.7)	3.6	—	11.7
Cash and cash equivalents at beginning of period	(1,174.1)	(1,973.9)	(48.0)	5,397.2	—	2,201.2
Cash and cash equivalents at end of period	(1,381.6)	(1,884.0)	22.8	5,080.1	—	1,837.3

For the six months ended 30 June 2018, £m

	WPP plc	Subsidiary Guarantors	WPP Finance 2010	Other Subsidiaries	Reclassifications/ Eliminations	Consolidated WPP plc
Net cash inflow/(outflow) from operating activities	417.4	171.2	54.1	(569.8)	—	72.9
Investing activities
Acquisitions	—	—	—	(95.0)	—	(95.0)
Proceeds on disposal of investments and subsidiaries	—	—	—	469.0	—	469.0
Purchase of property, plant and equipment	—	(3.5)	—	(154.5)	—	(158.0)
Purchase of other intangible assets (including capitalised computer software)	—	—	—	(20.3)	—	(20.3)
Proceeds on disposal of property, plant and equipment	—	—	—	14.7	—	14.7
Net cash inflow/(outflow) from investing activities	—	(3.5)	—	213.9	—	210.4
Financing activities
Share option proceeds	0.7	—	—	—	—	0.7
Cash consideration for non-controlling interests	—	(0.3)	—	(79.5)	—	(79.8)
Share repurchases and buy-backs	(104.3)	—	—	(96.5)	—	(200.8)
Net increase/(decrease) in borrowings	—	—	(20.8)	87.8	—	67.0
Financing and share issue costs	—	—	—	(3.1)	—	(3.1)
Equity dividends paid	—	—	—	—	—	—
Dividends paid to non-controlling interests in subsidiary undertakings	—	—	—	(65.8)	—	(65.8)
Net cash outflow from financing activities	(103.6)	(0.3)	(20.8)	(157.1)	—	(281.8)
Net increase/(decrease) in cash and cash equivalents	313.8	167.4	33.3	(513.0)	—	1.5
Translation of cash and cash equivalents	(0.5)	(21.9)	(1.3)	(54.4)	—	(78.1)
Cash and cash equivalents at beginning of period	(2,627.7)	(1,640.6)	(27.4)	6,293.9	—	1,998.2
Cash and cash equivalents at end of period	(2,314.4)	(1,495.1)	4.6	5,726.5	—	1,921.6

Notes to the unaudited condensed consolidated interim financial statements (continued)

26.	Condensed consolidating financial information for bonds issued by WPP Finance 2010 with WPP plc as parent guarantor and WPP Jubilee Limited and WPP 2005 Limited as subsidiary guarantors (continued)

Condensed consolidating cash flow statement information (continued)

For the year ended 31 December 2018, £m

	WPP plc	Subsidiary Guarantors	WPP Finance 2010	Other Subsidiaries	Reclassifications/ Eliminations	Consolidated WPP plc
Net cash inflow/(outflow) from operating activities	2,308.8	(271.1)	42.9	(386.8)	—	1,693.8
Investing activities
Acquisitions	—	—	—	(298.8)	—	(298.8)
Proceeds on disposal of investments and subsidiaries	—	—	—	849.0	—	849.0
Purchases of property, plant and equipment	—	(10.4)	—	(304.4)	—	(314.8)
Purchases of other intangible assets (including capitalised computer software)	—	—	—	(60.4)	—	(60.4)
Proceeds on disposal of property, plant and equipment	—	—	—	9.5	—	9.5
Net cash inflow/(outflow) from investing activities	—	(10.4)	—	194.9	—	184.5
Financing activities
Share option proceeds	1.2	—	—	—	—	1.2
Cash consideration for non-controlling interests	—	(0.3)	—	(109.6)	—	(109.9)
Share repurchases and buy-backs	(104.3)	—	—	(102.8)	—	(207.1)
Net decrease in borrowings	—	—	(58.1)	(382.5)	—	(440.6)
Financing and share issue costs	—	—	—	(3.8)	—	(3.8)
Equity dividends paid	(747.4)	—	—	—	—	(747.4)
Dividends paid to non-controlling interests in subsidiary undertakings	—	—	—	(106.2)	—	(106.2)
Net cash outflow from financing activities	(850.5)	(0.3)	(58.1)	(704.9)	—	(1,613.8)
Net increase/(decrease) in cash and cash equivalents	1,458.3	(281.8)	(15.2)	(896.8)	—	264.5
Translation of cash and cash equivalents	(4.7)	(51.5)	(5.4)	0.1	—	(61.5)
Cash and cash equivalents at beginning of year	(2,627.7)	(1,640.6)	(27.4)	6,293.9	—	1,998.2
Cash and cash equivalents at end of year	(1,174.1)	(1,973.9)	(48.0)	5,397.2	—	2,201.2

Notes to the unaudited condensed consolidated interim financial statements (continued)

26.	Condensed consolidating financial information for bonds issued by WPP Finance 2010 with WPP plc as parent guarantor and WPP Jubilee Limited and WPP 2005 Limited as subsidiary guarantors (continued)

Condensed consolidating balance sheet information

At 30 June 2019, £m

	WPP plc	Subsidiary Guarantors	WPP Finance 2010	Other Subsidiaries	Reclassifications/ Eliminations	Consolidated WPP plc
Non-current assets
Intangible assets:
Goodwill	—	—	—	13,252.1	—	13,252.1
Other	—	—	—	1,786.2	—	1,786.2
Property, plant and equipment	—	38.4	—	946.0	—	984.4
Right-of-use assets	—	68.0	—	1,757.2	—	1,825.2
Investment in subsidiaries	15,789.5	29,871.0	—	—	(45,660.5)	—
Interests in associates and joint ventures	—	—	—	739.6	—	739.6
Other investments	—	—	—	574.7	—	574.7
Deferred tax assets	—	—	—	155.4	—	155.4
Trade and other receivables	—	—	—	182.7	—	182.7
Intercompany receivables	—	204.6	1,830.2	7,660.0	(9,694.8)	—
	15,789.5	30,182.0	1,830.2	27,053.9	(55,355.3)	19,500.3
Current assets
Corporate income tax recoverable	—	—	—	248.1	—	248.1
Trade and other receivables	0.4	522.6	0.3	12,646.9	—	13,170.2
Intercompany receivables	1,712.6	1,690.5	22.2	8,652.1	(12,077.4)	—
Cash and short-term deposits	17.0	273.7	123.5	5,416.0	(3,657.0)	2,173.2
	1,730.0	2,486.8	146.0	26,963.1	(15,734.4)	15,591.5
Current liabilities
Trade and other payables	(3.1)	(65.7)	(18.5)	(14,278.4)	—	(14,365.7)
Intercompany payables	(5,318.6)	(6,504.3)	(2.2)	(252.3)	12,077.4	—
Corporate income tax payable	—	—	—	(493.9)	—	(493.9)
Bank overdrafts, bonds and bank loans	(1,398.6)	(2,157.7)	(100.7)	(1,134.8)	3,657.0	(1,134.8)
Short-term lease liabilities	—	(2.5)	—	(385.9)	—	(388.4)
	(6,720.3)	(8,730.2)	(121.4)	(16,545.3)	15,734.4	(16,382.8)
Net current (liabilities)/assets	(4,990.3)	(6,243.4)	24.6	10,417.8	—	(791.3)
Total assets less current liabilities	10,799.2	23,938.6	1,854.8	37,471.7	(55,355.3)	18,709.0

Non-current liabilities
Bonds and bank loans	—	—	(1,852.0)	(3,457.4)	—	(5,309.4)
Trade and other payables	—	—	—	(567.7)	—	(567.7)
Intercompany payables	(1,167.5)	(8,076.6)	—	(450.7)	9,694.8	—
Deferred tax liabilities	—	—	—	(397.7)	—	(397.7)
Provisions for post-employment benefits	—	—	—	(184.9)	—	(184.9)
Provisions for liabilities and charges	—	(1.1)	—	(254.7)	—	(255.8)
Long-term lease liabilities	—	(71.4)	—	(1,885.9)	—	(1,957.3)
	(1,167.5)	(8,149.1)	(1,852.0)	(7,199.0)	9,694.8	(8,672.8)
Net assets	9,631.7	15,789.5	2.8	30,272.7	(45,660.5)	10,036.2

Attributable to:
Equity shareholders’ funds	9,631.7	15,789.5	2.8	29,868.2	(45,660.5)	9,631.7
Non-controlling interests	—	—	—	404.5	—	404.5
Total equity	9,631.7	15,789.5	2.8	30,272.7	(45,660.5)	10,036.2

Notes to the unaudited condensed consolidated interim financial statements (continued)

26.	Condensed consolidating financial information for bonds issued by WPP Finance 2010 with WPP plc as parent guarantor and WPP Jubilee Limited and WPP 2005 Limited as subsidiary guarantors (continued)

Condensed consolidating balance sheet information (continued)

At 30 June 2018, £m

	WPP plc	Subsidiary Guarantors	WPP Finance 2010	Other Subsidiaries	Reclassifications/ Eliminations	Consolidated WPP plc
Non-current assets
Intangible assets:
Goodwill	—	—	—	12,950.5	—	12,950.5
Other	—	—	—	1,936.7	—	1,936.7
Property, plant and equipment	—	19.5	—	1,011.3	—	1,030.8
Investment in subsidiaries	14,849.7	28,125.6	—	—	(42,975.3)	—
Interests in associates and joint ventures	—	—	—	881.1	—	881.1
Other investments	—	—	—	949.3	—	949.3
Deferred tax assets	—	—	—	169.9	—	169.9
Trade and other receivables	—	—	—	170.4	—	170.4
Intercompany receivables	—	202.4	2,108.8	7,653.0	(9,964.2)	—
	14,849.7	28,347.5	2,108.8	25,722.2	(52,939.5)	18,088.7
Current assets
Corporate income tax recoverable	—	—	—	207.0	—	207.0
Trade and other receivables	1.1	512.2	0.1	12,220.7	—	12,734.1
Intercompany receivables	1,682.0	1,695.3	38.4	6,129.7	(9,545.4)	—
Cash and short-term deposits	—	570.4	52.1	6,025.9	(4,427.4)	2,221.0
	1,683.1	2,777.9	90.6	24,583.3	(13,972.8)	15,162.1
Current liabilities
Trade and other payables	(5.4)	(50.9)	(20.2)	(13,940.1)	—	(14,016.6)
Intercompany payables	(3,269.3)	(5,999.3)	—	(276.8)	9,545.4	—
Corporate income tax payable	—	—	—	(506.1)	—	(506.1)
Bank overdrafts, bonds and bank loans	(2,314.4)	(2,065.5)	(47.5)	(319.5)	4,427.4	(319.5)
	(5,589.1)	(8,115.7)	(67.7)	(15,042.5)	13,972.8	(14,842.2)
Net current assets/(liabilities)	(3,906.0)	(5,337.8)	22.9	9,540.8	—	319.9
Total assets less current liabilities	10,943.7	23,009.7	2,131.7	35,263.0	(52,939.5)	18,408.6

Non-current liabilities
Bonds and bank loans	—	—	(2,119.6)	(4,413.8)	—	(6,533.4)
Trade and other payables	—	—	(11.9)	(925.9)	—	(937.8)
Intercompany payables	(1,365.2)	(8,160.0)	—	(439.0)	9,964.2	—
Deferred tax liabilities	—	—	—	(499.4)	—	(499.4)
Provisions for post-employment benefits	—	—	—	(208.2)	—	(208.2)
Provisions for liabilities and charges	—	—	—	(236.3)	—	(236.3)
	(1,365.2)	(8,160.0)	(2,131.5)	(6,722.6)	9,964.2	(8,415.1)
Net assets	9,578.5	14,849.7	0.2	28,540.4	(42,975.3)	9,993.5

Attributable to:
Equity shareholders’ funds	9,578.5	14,849.7	0.2	28,125.4	(42,975.3)	9,578.5
Non-controlling interests	—	—	—	415.0	—	415.0
Total equity	9,578.5	14,849.7	0.2	28,540.4	(42,975.3)	9,993.5

Notes to the unaudited condensed consolidated interim financial statements (continued)

26.	Condensed consolidating financial information for bonds issued by WPP Finance 2010 with WPP plc as parent guarantor and WPP Jubilee Limited and WPP 2005 Limited as subsidiary guarantors (continued)

Condensed consolidating balance sheet information (continued)

At 31 December 2018, £m

	WPP plc	Subsidiary Guarantors	WPP Finance 2010	Other Subsidiaries	Reclassifications/ Eliminations	Consolidated WPP plc
Non-current assets
Intangible assets:
Goodwill	—	—	—	13,202.8	—	13,202.8
Other	—	—	—	1,842.0	—	1,842.0
Property, plant and equipment	—	26.1	—	1,056.9	—	1,083.0
Investment in subsidiaries	15,463.9	29,329.2	—	—	(44,793.1)	—
Interests in associates and joint ventures	—	—	—	796.8	—	796.8
Other investments	—	—	—	666.7	—	666.7
Deferred tax assets	—	—	—	153.0	—	153.0
Trade and other receivables	—	—	—	180.0	—	180.0
Intercompany receivables	—	205.4	2,182.9	7,657.7	(10,046.0)	—
	15,463.9	29,560.7	2,182.9	25,555.9	(54,839.1)	17,924.3
Current assets
Corporate income tax recoverable	—	—	—	198.7	—	198.7
Trade and other receivables	0.6	497.9	0.1	12,602.9	—	13,101.5
Intercompany receivables	1,675.6	1,720.6	55.2	8,130.6	(11,582.0)	—
Cash and short-term deposits	—	17.3	41.4	5,839.2	(3,254.7)	2,643.2
	1,676.2	2,235.8	96.7	26,771.4	(14,836.7)	15,943.4
Current liabilities
Trade and other payables	(3.7)	(57.5)	(21.6)	(14,955.6)	—	(15,038.4)
Intercompany payables	(5,190.3)	(6,078.1)	(0.9)	(312.7)	11,582.0	—
Corporate income tax payable	—	—	—	(545.9)	—	(545.9)
Bank overdrafts, bonds and bank loans	(1,174.1)	(1,991.2)	(89.4)	(1,025.1)	3,254.7	(1,025.1)
	(6,368.1)	(8,126.8)	(111.9)	(16,839.3)	14,836.7	(16,609.4)
Net current (liabilities)/assets	(4,691.9)	(5,891.0)	(15.2)	9,932.1	—	(666.0)
Total assets less current liabilities	10,772.0	23,669.7	2,167.7	35,488.0	(54,839.1)	17,258.3

Non-current liabilities
Bonds and bank loans	—	—	(2,151.8)	(3,483.0)	—	(5,634.8)
Trade and other payables	—	—	(5.5)	(835.9)	—	(841.4)
Intercompany payables	(1,389.8)	(8,205.8)	—	(450.4)	10,046.0	—
Deferred tax liabilities	—	—	—	(479.5)	—	(479.5)
Provision for post-employment benefits	—	—	—	(184.3)	—	(184.3)
Provisions for liabilities and charges	—	—	—	(311.7)	—	(311.7)
	(1,389.8)	(8,205.8)	(2,157.3)	(5,744.8)	10,046.0	(7,451.7)
Net assets	9,382.2	15,463.9	10.4	29,743.2	(44,793.1)	9,806.6

Attributable to:
Equity shareholders’ funds	9,382.2	15,463.9	10.4	29,318.8	(44,793.1)	9,382.2
Non-controlling interests	—	—	—	424.4	—	424.4
Total equity	9,382.2	15,463.9	10.4	29,743.2	(44,793.1)	9,806.6